Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
August 11, 2023

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed February 9, 2023 File No. 333-262378
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Gessert Matthew Derby Mark Brunhofer Sharon Blume
Ladies and Gentlemen:
On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated May 12, 2023. Galaxy has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 2 to the Staff on request.
For convenience, the Staff’s comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 2 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 2. Certain confidential information that is relevant to Galaxy’s responses below are included in Annexes to this letter, which will be submitted separately pursuant to a request for confidential treatment.

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Amendment No. 1 to Registration Statement on Form S-4 Filed February 9, 2023
General
1.    Please revise your prospectus summary to specifically address the risks and potential consequences to your business, financial condition and results of operations that you describe in the risk factor on page 52 regarding transactions with digital assets that are securities.
Galaxy has revised the disclosure on page 30 in response to the Staff’s comment.
2.    We note your disclosure in the “Securities Regulation Generally” section in which you describe your process and procedures for determining the federal securities law status of digital assets. Please revise to discuss how often you update or reconsider your analysis of each digital asset with which you transact, whether in connection with your policies and procedures or in response to judicial or regulatory developments, including a discussion of whether and to what extent any of your determinations have changed over time.
Galaxy has revised the disclosure on pages 240 – 241 and provided additional information in Annex I in response to the Staff’s comment.
3.    We note your disclosure in the first risk factor on page 78, and under the Government Regulation discussion on page 237, that Galaxy Bahamas Ltd., which will serve as extensions of your trading business under Galaxy Trading (“GT”) and your custody and money services operation under GalaxyOne Prime LLC (“GPL”), will also offer market making and staking services. We further note your disclosure on page 24 that you are acquiring the assets of GK8, an institutional digital asset self-custody platform, and that GK8’s website markets its staking services as letting customers earn interest on digital assets by using them to securely validate blockchain transactions. Please expand your disclosure to describe your current and planned activities with respect to staking in greater detail. Without limitation, your disclosure should address program features, whose crypto assets are being staked and who is eligible to participate. Additionally, please provide us with your analysis as to how your staking program is, and will be, executed in compliance with the federal securities laws and provide related risk factor disclosure.
Galaxy has revised the disclosure throughout the Registration Statement to reflect that it does not currently offer staking services to its customers. Galaxy's trading business, formerly referred to as “Galaxy Trading” or “GT”, does not currently hold or custody assets for the benefit of, or on behalf of, its counterparties or third parties, nor does it provide staking services. Galaxy trading's supplemental businesses, GPL and Galaxy Bahamas Ltd., may hold client assets with third-party custodians, but do not currently offer staking services. Galaxy’s self-custody technology solution, which it operates through GDS Crypto Technologies Israel Ltd comprising the assets of GK8 acquired in February 2023, licenses self-custody software technology to customers that allows customers to generate and store the private keys to their digital assets in a secure cold storage vault. For those blockchain protocols that support delegated staking, this software also provides users with the technological ability to delegate their digital assets to third-party validator nodes who provide staking services with respect to such digital assets, while maintaining those digital assets in self-custody. Galaxy advises the Staff that its self-custody software technology does not itself provide a staking service; any such staking services are offered by the validator nodes on the blockchain protocols to which users may elect to delegate their digital assets, and any economic incentives that users may receive for electing to delegate their digital assets in this manner are provided to such users by the validator nodes, not Galaxy or GK8. Galaxy further advises the Staff that it has reviewed GK8’s website to ensure that it accurately describes the functionality of Galaxy’s self-custody software technology solution.

Galaxy advises the Staff that, while it does not currently have a framework in place to offer staking services to its customers, it is currently exploring ways to offer staking services in the future in compliance

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
with applicable securities laws. To this end, Galaxy is currently engaging with outside legal counsel to evaluate one or more structures through which it may in the future legally offer staking services to its customers, taking into account any relevant regulatory enforcement actions, judicial decisions and other developments. Galaxy would intend to structure any such staking services so as to either (i) not constitute securities transactions, or (ii) to the extent they did constitute securities transactions, be structured so as to be exempt from registration under the Securities Act. Galaxy further advises the Staff that, to the extent any such plans to offer staking services to customers are solidified prior to the effectiveness of the Registration Statement, it will revise its disclosure in the Registration Statement to more fully describe any planned staking services, including program features, whose digital assets are being staked, who is eligible to participate and the risks to Galaxy related to offering the services, and will provide the Staff with its analysis as to how any such staking program will be executed in compliance with the federal securities laws at such time.

4.    As part of your response to prior comment 1, you state the following:
“Trading. In this business line, the Company, through its subsidiaries, primarily provides spot, derivative and financing liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. Although the Company does transact in the trading business line in certain digital assets that could potentially be considered investment securities under the Investment Company Act, this business line is not primarily engaged in investment company activity.”
Please explain further how GD LP does not meet the definition of an investment company under section 3(a)(1)(A) of the Investment Company Act, particularly as it is engaged in the business of trading assets that are potentially securities.
Galaxy respectfully submits that while GD LP engages in trading with respect to digital assets, including digital assets that could potentially be considered securities for Investment Company Act testing purposes, as well as bitcoin and ether which are not investment securities,1GD LP is not primarily engaged in the business of investing, reinvesting or trading in securities. GD LP is the holding company for all of the Company’s subsidiaries and therefore, like the Company, GD LP is primarily engaged in all of the Company’s primary business lines, in addition to the Trading business.2 Thus, for the same reasons outlined in our response to prior comment 1 with respect to the Company and the five Tonopah Mining factors—i.e., the historical development of the Company’s business, public representations of the Company’s primary business as a diversified financial services company, activities of its officers and directors, nature of its assets and its sources of income—GD LP is not primarily engaged in the business of investing, reinvesting or trading in securities under Section 3(a)(1)(A).

Furthermore, while the Trading business line involves some trading in digital assets that are potentially securities for Investment Company Act purposes, such trading in securities (in terms of notional value) is primarily attributable to its exempt market intermediary business under Section 3(c)(2) and is otherwise a relatively small portion of GD LP’s overall activities in the Trading business line. In terms of the day-to-day business activities of GD LP and its wholly-owned subsidiaries in the Trading business line throughout 2022, 90% of transactions by notional value were attributable to exempt market intermediary activities under Section 3(c)(2) and trading in bitcoin and ether, which are not securities.3 In addition, trading in bitcoin and ether accounted for approximately 90% of the notional value of trading activity that is not exempt market intermediary activity under Section 3(c)(2) (i.e., client-facing trading, quantitative trading a
1See, e.g., William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (Jun. 14, 2018), available at: https://www.sec.gov/news/speech/speech-hinman-061418. See also n.11.
2 The Company currently has no material assets or operations. Consistent with our response to prior comment 1, the Investment Company Act analysis set out below is based on the Company’s structure as it will exist at the time the Company succeeds to the businesses of GDHL and commences operations as the issuer and registrant under the Registration Statement.
3 See n.1.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
nd macro trading) within the Trading business conducted by GD LP and its wholly-owned subsidiaries throughout 2022.4 As such, GD LP’s engagement in the Trading business line, directly and through its wholly owned subsidiaries, is primarily attributable to exempt market intermediary activities under Section 3(c)(2) and assets that are not securities. Thus, GD LP is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities and therefore is not an investment company under Section 3(a)(1)(A).

We note that starting in the first quarter of 2023, the Company re-segmented its primary business lines into three operating business segments for reporting purposes to be consistent with changes in its operations, from organic growth and recent acquisitions, and its management structure. The new segment structure does not change the fundamental nature of the Company’s primary business activities as described in our response to prior comment 1, which continue to consist of:
1.the Trading and Investment Banking business lines, which are now combined under the Galaxy Global Markets segment;
2.the Asset Management business line, which is under the Galaxy Asset Management segment; and
3.the Mining business line, which is under the Galaxy Digital Infrastructure Solutions segment along with other newly acquired infrastructure services businesses (e.g., GK8).

The Company’s balance sheet venture investments, formerly referred to as the Principal Investments business line, no longer exists as a standalone business line, which more accurately reflects the Company’s focus on its three primary operating segments. For segment reporting purposes, the Company’s balance sheet venture investments now fall under the Galaxy Asset Management segment or within the business segment that is strategically aligned with the particular investment. This re-segmenting of business lines further underscores that the Company is not an investment company under Section 3(a)(1)(A), as it further demonstrates that the Company's principal investments are not its primary business.

5.    Please describe the ownership interest of the Company and its affiliates in the funds and other investment vehicles managed by the Asset Management Entities.
Galaxy advises the Staff that it has provided its response within Annex II hereto.
6.    You define Primary Company Business as “the business of providing technology-driven diversified financial services, focused on digital asset trading (including market intermediary services for digital asset lending and borrowing), digital asset mining operations, asset management and investment banking…” Given that the Company is “focused on digital asset trading,” and is treating digital assets other than BTC or ETH as securities, please provide additional support for your conclusion that the historical development and public representations of the Company weigh in favor of the Company not falling within the investment company definition under section 3(a)(1)(A).
Galaxy respectfully submits that, as discussed in our response to comment 4 above, the Company is primarily engaged in the Investment Banking, Asset Management and Mining business lines, as well as the Trading business line. The Company’s primary business lines are not investment company activities for the reasons discussed in our response to prior comment 1, including in terms of the five Tonopah Mining factors: i.e., the historical development of the Company’s business, public representations of the Company’s primary business as a diversified financial services company, activities of its officers and directors, nature of its assets and its sources of income. Historically, in public representations of the
4 This percentage does not reflect certain hedging transactions undertaken in connection with the client-facing trading activity. Nonetheless, as such hedging transactions would generally be in the same underlying digital assets as the primary trades (or derivatives on them), the Company expects that the percentage of trades in bitcoin and ether would not be materially different if such hedging transactions were included.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Company’s business, digital asset trading activity in its Trading business line has been described as part of the Company’s primary business since its establishment in 2018. However, the Company’s engagement in the digital asset trading market does not necessarily suggest that the Company is primarily engaged in trading in securities, as a large portion of the market since its establishment has involved trading in bitcoin, the most well-established digital asset, and ether, both of which are not investment securities.5 For example, at the time of its establishment in 2018, the Company’s predecessor, Bradmer Pharmaceuticals Inc., in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of April 3, 2018), highlighted the Company’s historical expertise in Bitcoin and Ethereum in particular, and its intention to leverage such expertise in its primary business going forward:

Going forward, the [Galaxy Digital LP] intends to capitalize on market opportunities made possible by the ongoing evolution of the digital assets space, through four primary business lines: trading, principal investing, asset management, and advisory. Galaxy Digital will leverage its deep ties into Bitcoin, Ethereum and other protocol communities to drive returns from [these] four core business segments . . .”6

As such, the historical development of the Company's Trading business line, and the Company's public descriptions of it, are entirely consistent with the Company not being an investment company under Section 3(a)(1)(A). Moreover, as discussed above in response to comment 4, the Company's actual operation of the Trading business line also supports the conclusion that the Company is not an investment company under Section 3(a)(1)(A) because such activity is primarily attributable to market intermediary activity that is exempt under Section 3(c)(2) and to trading in bitcoin and ether which are not securities.7

We note that, as discussed above in our response to comment 4, in terms of the Company’s public representations of its primary businesses, starting in the first quarter of 2023, the Company re-segmented its primary business lines into three operating business segments for reporting purposes to be consistent with changes in its operations, from organic growth and recent acquisitions, and its management structure. The new segment structure does not change the nature of the Company’s primary business lines noted above and, in fact, eliminating principal investing as a separate, standalone business line further underscores that the Company is not an investment company.

7.    As part of your response to prior comment 1, you state that Galaxy Digital Holdings Ltd. (“GDHL”) was established with the intention of forming a full-service, institutional merchant banking business in the cryptocurrency and blockchain space. Please explain how this is consistent with the Primary Company Business, which includes activities that generally are not associated with merchant banking. Please reconcile that difference.
Galaxy respectfully submits that at the time it was established in 2018, Galaxy intended to form an institutional merchant banking business, which it described at such time as operating through the same business lines as Galaxy’s current primary business lines described above in our response to comment 4 (except for the mining business, which was launched in 2020). In the Management Information Circular dated May 14, 2018 distributed to the shareholders of Galaxy's predecessor, Bradmer Pharmaceuticals Inc., for approval of the transactions that ultimately formed Galaxy, Galaxy described its intended full-service merchant banking business as operating “through four primary business lines: trading, principal investing, asset management, and advisory.”8 Galaxy initially referred to its intended business as a full-service merchant banking business to distinguish such business from a traditional retail or commercial bank, and to highlight the fact that Galaxy intended to offer a diverse set of financial services. As Galaxy’s businesses have evolved since 2018, Galaxy no longer refers to its business as a full-service merchant
5 See n.1.
6 See Bradmer Pharmaceuticals Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years ended December 31, 2017 and 2016, at p. 4. [Information_Circular.pdf (q4cdn.com)]
7 See n.1.
8 See Notice of Annual General and Special Meeting of Shareholders of Bradmer Pharmaceuticals Inc. to be held on June 11, 2018 and Management Information Circular, at p. 42. [Information_Circular.pdf (q4cdn.com)]

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
banking business and has not included references to "merchant banking" in its public filings since Q3 ’22 where the phrase was used to describe the origin of Galaxy. Since its establishment in 2018, Galaxy’s business lines have evolved such that principal investing is no longer a stand-alone business line (as discussed in the response to comment 4), the advisory business (which is now referred to as the investment banking business line) has been combined with the trading business under a new segment Galaxy Global Markets, and Galaxy’s mining business is under a new segment for digital infrastructure solutions.

8.    Please explain whether the two digital trading firms that GDHL acquired in 2020 and 2021 are involved in trading securities.
Galaxy acquired BF Holdings I, LLC and its subsidiaries including Blue Fire Capital Europe Cooperatief U.A. ("BFC Europe"), in November 2020. BFC Europe engages in our quantitative trading activity with respect to digital assets that are potentially securities for Investment Company Act purposes, but is primarily engaged in trading activity with respect to bitcoin and ether, which are not securities.9 In particular, as of March 31, 2023, over 63% of the Value (as defined in the response to comment 9) of BFC Europe’s total unconsolidated assets (excluding U.S. government securities and cash items) consists of direct holdings of bitcoin and ether. In addition, trading in bitcoin and ether accounted for approximately 90% of the notional value of BFC Europe's total trading activity in 2022. After bitcoin and ether, Tether is one of BFC Europe's largest holdings as of March 31, 2023, representing approximately 28% of the value of BFC Europe’s total unconsolidated assets (excluding U.S. government securities and cash items), which is largely used to collateralize derivative transactions on certain crypto-native trading venues, which act as a hedge for the primary spot assets that BFC Europe trades. This largely accounts for the difference between the approximately 63% of BFC Europe's assets being represented by bitcoin and ether holdings and the 90% of notional trading being conducted in these assets.

The Company acquired Drawbridge Lending, LLC, rebranded as Galaxy DBL LLC (“DBL”), in November 2020. DBL is a CFTC-regulated commodity trading advisor and commodity pool operator and a member of the National Futures Association, and is primarily engaged in the business of providing commodity pool products relating in cryptocurrencies. Galaxy's lending activities are conducted primarily through GD LLC, but Galaxy may use DBL to originate loans in states in which GD LLC does not hold the necessary license to engage in lending activity. As such, DBL is involved in trading digital assets that may be considered securities for Investment Company Act purposes, and conducts lending activities, but its relatively small value10 is not material to the overall Section 3(a)(1)(A) or 3(a)(1)(C) analysis of the Company.

9.    Please provide the unconsolidated financial statements that formed the basis for your calculation of assets for purposes of Section 3(a)(1)(C) of the Investment Company Act. Please provide such information as of a more recent date than December 31, 2022.
As discussed above, the Company primarily operates through its majority-owned subsidiaries, including the Operating Subsidiaries (as defined below). While the Company does not prepare unconsolidated financial statements for its subsidiaries in the ordinary course, to respond to this request, the Company has prepared statements of assets as of March 31, 2023 (attached as Annexes III – XII), for its majority-owned subsidiaries that are necessary to demonstrate the Company's analysis under Section 3(a)(1)(C). As discussed in our response to prior comment 1, the Company’s analysis depends on the status of its majority-owned holding company subsidiary, Galaxy Digital LP (“GD LP”), and its majority-owned operating subsidiaries listed below (collectively, the “Operating Subsidiaries”). As described in more detail
9 See n.1.
10 The Value of the Company’s equity interest in DBL is less than $100,000.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
below, the Operating Subsidiaries are not investment companies and therefore the Company is not an investment company under Section 3(a)(1)(C).11

Statements of assets as of March 31, 2023 have been attached as Annexes for the following entities:12
•GD LP – Annex III
•Galaxy Digital LLC (“GD LLC”) – Annex IV
•Galaxy Blue Fire Holdings LLC (“GBFH LLC”) (including a statement of assets for GBFH LLC’s majority-owned subsidiary, Blue Fire Capital Europe Coöperatief U.A. (“BFC Europe”)) – Annex V
•Galaxy Strategic Opportunities LLC (the “Staking Qualified Opportunity Zone Entity”) – Annex VI
•Galaxy Digital Mining LLC (“GDM LLC”) – Annex VII
•Galaxy Digital Qualified Opportunity Zone Business, LLC (the “Mining Qualified Opportunity Zone Entity”) (including a statement of assets for the Mining Qualified Opportunity Zone Entity’s majority-owned subsidiary, Galaxy Power LLC) – Annex VIII
•Galaxy Digital Capital Management LP (“GDCM LP”) – Annex IX
•Galaxy Bitcoin Fund GP LLC, Galaxy Institutional Bitcoin Fund GP LLC, Galaxy EOS VC Fund GP LLC, Galaxy Interactive Fund I GP LLC (collectively, the “GP Entities”) – Annex X
•Galaxy Digital Partners LLC (“GDP LLC”) – Annex XI
•Galaxy Digital Trading LLC ("GDT LLC") - Annex XII

As of March 31, 2023, on an unconsolidated basis, approximately $2.1 billion or 100% of the value (as defined in Section 2(a)(41) of the Investment Company Act (“Value”)13 of the Company’s assets (exclusive of U.S. government securities and cash items) is attributable to its interests in its indirect majority-owned subsidiary GD LP,14 which is the holding company for the Company’s Operating Subsidiaries. For the reasons described below, GD LP is not an investment company (or relying on Section 3(c)(1) or 3(c)(7) of the Investment Company Act), and the interests in GD LP are therefore not investment securities for purposes of Section 3(a)(1)(C). Therefore, the Company is not an investment company under Section 3(a)(1)(C).

GD LP – See Annex III

As with the Company, each of GD LP (principally through the Operating Subsidiaries) and each Operating Subsidiary is primarily engaged in the Primary Company Business as discussed in our response to comment 4 above, and in our response to prior comment 1. Thus, GD LP and the Operating Subsidiaries are not investment companies under Section 3(a)(1)(A).

In terms of Section 3(a)(1)(C), GD LP’s primary assets, on an unconsolidated basis, are its interests in the Operating Subsidiaries, which are its majority-owned subsidiaries, and various other assets that are not
11 For Investment Company Act testing purposes, the Company treats digital assets other than bitcoin, ether and USDC as investment securities, to be conservative and also conservatively treats the entities whose assets consist primarily of such digital assets other than bitcoin, ether or USDC as subsidiaries that rely on Section 3(c)(1) or 3(c)(7), even though such entities may have other exemptions available to them, such as Section 3(b)(1) or 3(b)(3), given that they are wholly-owned subsidiaries in a larger non-investment-company corporate group. As discussed herein, the Company passes the Section 3(a)(1)(C) test even when treating these subsidiaries as relying on Section 3(c)(1) or 3(c)(7) (and thus treating the interests in such subsidiaries as investment securities for purposes of Section 3(a)(1)(C)).
12 The "Treatment" column of the Annexes noted below provides an explanation as to how the assets or income of the specific entity are treated with respect to the applicable Investment Company Act exemption.
13 For purposes of this response, Values as of March 31, 2023 have been used, unless otherwise indicated. In addition, the Values of certain assets held by the Operating Subsidiaries (as defined below) that are not investment securities have been calculated based on the book values in accordance with IFRS (i.e., the accounting standard applicable to GDHL’s March 31, 2023 financials). Such book values may not necessarily be the same as the fair value contemplated in the Investment Company Act. However, as such assets are not investment securities, the Company believes that using book values for such assets (which would generally be the same as or lower than their fair value) does not overstate the extent by which the Company passes the Section 3(a)(1)(C) test.
14 As a technical matter, on the unconsolidated basis used under Section 3(a)(1)(C), the Company holds its interests in GD LP through a chain of majority-owned subsidiaries. For ease of discussion, these subsidiaries have not been described here. Nonetheless, as the primary asset of each of these intermediate subsidiaries is its interest in the majority-owned subsidiary underneath it, they do not affect the Company’s Investment Company Act status. Instead, the Company’s interest in this chain of intermediate subsidiaries will not be an investment security for purposes of Section 3(a)(1)(C) as long as GD LP is not an investment company, and for the reasons discussed herein it is not.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
investment securities.15 In particular, on an unconsolidated basis, at least approximately $1.7 billion or at least 73.7%16 of the Value of GD LP’s assets (exclusive of U.S. government securities and cash items), consists of its interests in, or loans to, the Operating Subsidiaries and other assets that are not investment securities.17 As each Operating Subsidiary is a majority-owned subsidiary of GD LP that is not, for the reasons discussed below, an investment company (or relying on Section 3(c)(1) or 3(c)(7)), GD LP’s interests in such Operating Subsidiaries are not investment securities.18 As such, GD LP is not an investment company under Section 3(a)(1)(C).

Operating Subsidiaries:

1.GD LLC -- See Annex IV

GD LLC is the primary Operating Subsidiary through which the Company conducts its business of providing financing liquidity for digital assets. GD LLC is primarily engaged in, and holds itself out as, transacting on both sides of the market for digital assets loans – i.e., GD LLC acts as both lender and borrower under individually negotiated loans of digital currency and loans of fiat currency secured by digital assets (the “Digital Asset Loans”). GD LLC is not an investment company (or relying on Section 3(c)(1) or 3(c)(7)), because it is excluded from the definition of investment company by Section 3(c)(2) of the Investment Company Act.19

Section 3(c)(2) provides an exclusion for issuers that are “primarily engaged” in the business of, among other things, acting as a market intermediary, “whose gross income normally is derived principally from such business and related activities.” The business of acting as a market intermediary for purposes of Section 3(c)(2) is defined as being “regularly engaged in [. . .] entering into transactions on both sides of the market” for a “financial contract,” and holding oneself out as being willing contemporaneously to enter into such transactions. As discussed in greater detail in our response to prior comment 1, GD LLC satisfies each element of Section 3(c)(2) with respect to the exemption for market intermediaries because:
15 As noted in footnote 20 of our prior response, these other non-investment security assets primarily consist of both direct holdings of bitcoin and ether and inter-company receivables representing bitcoin and ether that GD LP has placed with certain of its majority-owned subsidiaries so that they can trade them on behalf of the Company, as well as various intangibles related to the Operating Subsidiaries. Bitcoin and ether are themselves not investment securities, see n.1, and these inter-company receivables are also not investment securities, because they are not securities as defined in the Investment Company Act, but rather simply represent non-security assets that GD LP has placed with its majority-owned subsidiaries so that they may trade them on behalf of the Company, such as where the subsidiary is a member of the exchange on which the Company wishes to trade the asset.
16 The Company monitors the composition of its assets to ensure that it does not fall within the definition of an investment company, and if the Company determined that it would likely fail the Section 3(a)(1)(C) test, it would take measures to come into compliance with the Investment Company Act, such as by selling or acquiring certain assets.
17 The calculations herein treat certain intercompany receivables arising from internal cash management transactions and cash collateral as cash items, and the calculations eliminate the impact of certain transfer pricing receivables (and corresponding payables) that are booked from time to time generally at the end of a financial period between certain wholly-owned US and non-US subsidiaries of the Company and Galaxy Digital Services LLC (“Services LLC”). Services LLC is a direct wholly-owned subsidiary of GD LP that was formed as an administrative entity to provide corporate services and serve as the nominal employer of certain personnel of the Company. The intercompany transfer pricing receivables (and payables) booked to Services LLC and these subsidiaries represent amounts owed to Services LLC for the use of such personnel by these US and non-US subsidiaries of the Company. Such intercompany transfer pricing receivables (and payables) are booked to Services LLC and these subsidiaries temporarily for tax planning purposes, and are not expected to be held by Services LLC for the long term. The Company believes that applying the Section 3(a)(1)(C) test without giving effect to these intercompany transfer pricing receivables (and payables) is more reflective of the Company’s ongoing asset composition because such receivables (and payables) are intercompany only, are temporary tax management tools, and are expected to be extinguished after being booked to Services LLC and these subsidiaries. Similarly, to maintain the equity capitalization of its subsidiaries after giving effect to these tax-related transfer pricing receivables (and corresponding payables), the Company will notionally distribute and contribute capital between Services LLC and various subsidiaries. In accordance with accounting practice, the Company does not treat these notional, intercompany, transactions as giving rise to income or revenue, including for purposes of its Investment Company Act testing. The Company believes this more accurately reflects its activities as these notional transactions do not reflect the movement of any cash or other assets among such subsidiaries.
18 GD LP directly owns 100% of the outstanding voting securities of GD LLC, GBFH LLC, GDM LLC, the GP Entities, GDP LLC and GDT LLC and therefore, each is a majority-owned subsidiary of GD LP. GD LP directly owns 100% of the limited partner interests in GDCM LP and 100% of the equity interests in Galaxy Digital Capital Management GP LLC, the sole general partner of GDCM LP. Therefore, GDCM LP is a majority-owned subsidiary of GD LP. GD LP holds 100% of the outstanding voting securities of the Staking Qualified Opportunity Zone Entity and the Mining Qualified Opportunity Zone Entity indirectly through GD LP’s wholly-owned subsidiaries which do not own any material assets other than their interests in the Staking Qualified Opportunity Zone Entity and Mining Qualified Opportunity Zone Entity. As such, the Staking Qualified Opportunity Zone Entity and the Mining Qualified Opportunity Zone Entity are both majority-owned subsidiaries of GD LP.
19 While the Company intends to operate GD LLC in conformance with Section 3(c)(2), there may also be other reasons why GD LLC is not an investment company.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

a.GD LLC is primarily engaged in the business of acting as a marketing intermediary, i.e., regularly engaging in entering into Digital Asset Loans that are “financial contracts” as defined in Section 3(c)(2), on both sides of the market, and regularly holding itself out as such; and
b.GD LLC’s gross income normally is derived principally from such business and related activities.

GD LLC’s primary engagement in the business of acting as a market intermediary for Digital Asset Loans is demonstrated both by the composition of its assets and the sources of its income. In particular, the Value of (a) loan receivables related to Digital Asset Loans and (b) inventory of cash and digital assets20 held for use in GD LLC’s Digital Asset Loan business constitute the primary component (approximately 78%) of the Value of GD LLC’s total unconsolidated assets.21 In addition, income generated by the assets related to GD LLC’s Digital Asset Loan business constituted the majority of GD LLC’s total unconsolidated gross income for the last four fiscal quarters combined, thus satisfying the requirement under Section 3(c)(2) that its “gross income normally [be] derived principally from such business and related activities.” Please refer to Annex IVa for further information on GD LLC’s assets and Annex IVb and our response to comment 15 for further information on GD LLC's gross income.

As discussed above and in our response to prior comment 1, GD LLC satisfies each element of the exemption for market intermediaries under Section 3(c)(2) and is therefore excluded from the definition of investment company22 As such, GD LP’s interests in GD LLC are not investment securities for purposes of the assets test under Section 3(a)(1)(C).

2.GBFH LLC -- See Annex V

GBFH LLC is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). GBFH LLC is primarily engaged through its majority-owned subsidiary, BFC Europe (as defined below), in the business of trading digital assets and digital asset futures, mainly bitcoin and ether, and therefore, as discussed in our prior response, GBFH LLC is not an investment company under Section 3(a)(1)(A).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, over 99% of the Value of GBFH LLC’s assets (exclusive of U.S. government securities and cash items), consists of its interest in Blue Fire Capital Europe Coöperatief U.A. (“BFC Europe”), its majority-owned subsidiary.

Approximately 63% of the Value of BFC Europe’s assets (exclusive of U.S. government securities and cash items) consists of direct holdings of bitcoin and ether, which are not investment securities.23 As such, BFC Europe is not itself an investment company (or relying on Section 3(c)(1) or 3(c)(7)), and, therefore GBFH LLC’s interest in such subsidiary is not an investment security. Accordingly, GBFH LLC is not an in
20 GD LLC’s inventory of digital assets consists primarily of bitcoin, ether, USDC and Tether. GD LLC also owns interests in various majority-owned subsidiaries which account for approximately 22% of GD LLC’s unconsolidated assets. For purposes of its Investment Company Act testing, the Company does not treat GD LLC's interests in such subsidiaries as being part of GD LLC’s market intermediary business.
21 Section 3(c)(2) does not specify a numeric asset standard for determining primary engagement and, in applying Section 3(c)(2) in the Federated Capital Management Associates no-action letter, the Staff looked to the company’s gross income as opposed to its assets. SEC No-Action letter (Jul. 2, 1975). Nonetheless, in interpreting other exclusions under Section 3(c) that require primary engagement in a specified activity the Staff has employed a 55%-of-assets threshold. See, e.g., B.C. Ziegler and Co., SEC No-Action Letter (Sept. 11, 1991) (noting that “[t]he staff has granted no-action relief under Section 3(c)(5)(A) where a company invested at least 55% of its assets in notes, open accounts receivable or other obligations representing part or all of the sales price of merchandise”); Econo Lodges of America, Inc., SEC No-Action Letter (Dec. 22, 1989). In terms of income, Section 3(c)(2) expressly requires that an entity’s “gross income normally [be] derived principally from such business and related activities.”
22 We note the enforcement action against BlockFi Lending LLC and the Commission’s position that BlockFi Lending LLC did not satisfy the market intermediary exemption under Section 3(c)(2). In the Matter of BlockFi Lending LLC, Release No. 11029 (Feb. 14, 2022). The issues raised by the Commission with respect to BlockFi’s reliance on Section 3(c)(2) are not present here because as discussed in our response to prior comment 1: (i) GD LLC does not borrow from retail investors in transactions that are not negotiated; (ii) GD LLC regularly enters into financial contracts on both sides of the market with institutional counterparties on a frequent basis, as opposed to only “intermittently” and (iii) GD LLC regularly enters into such financial contracts at the initiation of its counterparties, or on terms structured to accommodate the counterparties’ objectives.
23 See n.1.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
vestment company under Section 3(a)(1)(C) (or relying on Section 3(c)(1) or 3(c)(7)) of the Investment Company Act, and GD LP’s interests in GBFH LLC are not investment securities.24

3.Staking Qualified Opportunity Zone Entity -- See Annex VI

The Staking Qualified Opportunity Zone Entity is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). The Staking Qualified Opportunity Zone Entity is primarily engaged in the staking business and, therefore, the Staking Qualified Opportunity Zone Entity is not an investment company under Section 3(a)(1)(A).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $43.7 million or 99% of the Value of the Staking Qualified Opportunity Zone Entity’s assets (exclusive of U.S. government securities and cash items), consists of ether, which is not an investment security. As such, the Staking Qualified Opportunity Zone Entity is not an investment company under Section 3(a)(1)(C) (or relying on Section 3(c)(1) or 3(c)(7)) and, therefore, GD LP’s interest in the Staking Qualified Opportunity Zone Entity, held indirectly through GD LP’s wholly-owned subsidiaries,25 is not an investment security.

4.GDM LLC and the Mining Qualified Opportunity Zone Entity -- See Annexes VII and VIII

Each of GDM LLC and the Mining Qualified Opportunity Zone Entity is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). Each of GDM LLC and the Mining Qualified Opportunity Zone Entity is primarily engaged in the business of owning and operating bitcoin mining equipment, and, therefore, each of GDM LLC and the Mining Qualified Opportunity Zone Entity is not an investment company under Section 3(a)(1)(A).

With respect to Section 3(a)(1)(C) and GDM LLC, on an unconsolidated basis, approximately $14 million or 66% of the Value of GDM LLC’s assets (exclusive of U.S. government securities and cash items), consists of direct holdings of bitcoin, bitcoin mining equipment (such as computer hardware) and prepaid assets with respect to bitcoin mining equipment, which are not investment securities. As such, GDM LLC is not an investment company under Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in GDM LLC are not investment securities.

With respect to Section 3(a)(1)(C) and the Mining Qualified Opportunity Zone Entity, on an unconsolidated basis, approximately $211.8 million or 68% of the Value of the Mining Qualified Opportunity Zone Entity’s assets (exclusive of U.S. government securities and cash items), consists of bitcoin mining equipment, direct holdings of bitcoin, and its interest in Galaxy Power LLC, its majority-owned subsidiary. On an unconsolidated basis, approximately $93.5 million or 100% of the Value of Galaxy Power LLC’s assets (exclusive of U.S. government securities and cash items), consists of fixed assets related to its bitcoin mining facility, accounts receivables and prepaid assets. As such, Galaxy Power LLC is not an investment company under Section 3(a)(1)(C) (or relying on Section 3(c)(1) or 3(c)(7))26 and, therefore, the Mining Qualified Opportunity Zone Entity’s interest in Galaxy Power LLC is not an investment security. Accordingly, the Mining Qualified Opportunity Zone Entity is not an investment company under Section 3(a)(1)(C) (or relying on Section 3(c)(1) or 3(c)(7)), and GD LP’s interest in the Mining Qualified Opportunity Zone Entity, held indirectly through GD LP’s wholly-owned subsidiaries,27 is not an investment security.

24 In addition to bitcoin and ether, other digital assets referred to in our prior response regarding GBFH LLC include primarily Tether and USDC, which together with bitcoin and ether constitute approximately 95% of the digital asset holdings of BFC Europe. GBFH LLC also holds an interest in Blue Fire Capital LLC, its majority-owned subsidiary, which holds minimal assets consisting of cash and intercompany receivables. GBFH LLC’s interest in Blue Fire Capital LLC is not material to GBFH LLC’s investment company status.
25 See n.18.
26 Galaxy Power is primarily engaged in the business of owning and operating bitcoin mining equipment, and therefore, is not an investment company under Section 3(a)(1)(A).
27 See n.18.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
5.GDCM LP -- See Annex IX

GDCM LP is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). GDCM LP is a registered investment adviser primarily engaged in the business of managing capital on behalf of third parties in exchange for management fees and performance-based compensation, and, therefore, as discussed in our prior response, GDCM LP is not an investment company under Section 3(a)(1)(A).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $3.2 million or 100% of the Value of GDCM LP’s assets (exclusive of U.S. government securities and cash items), consists of management fee receivables which are not investment securities. Accordingly, GDCM LP is not an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in GDCM LP are not investment securities.

6.GP Entities -- See Annex X

Each of the GP Entities is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). Each of the GP Entities is primarily engaged in the business of acting as the general partner for the funds managed by GDCM LP that are organized as limited partnerships, and therefore, as discussed in our prior response, each of the GP Entities is not an investment company under Section 3(a)(1)(A).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, at least 60% of the Value of each GP Entity’s assets (exclusive of U.S. government securities and cash items), consists of its interest as sole general partner of the relevant underlying limited partnership,28 which is not an investment security.29 Accordingly, each GP Entity is not an investment company as defined in Section 3(a)(1)(C) of the Investment Company Act and GD LP’s interests in such GP Entities are not investment securities.

7.GDP LLC -- See Annex XI

GDP LLC is a FINRA registered broker-dealer through which the Company conducts its investment banking business. GDP LLC is primarily engaged in, and holds itself out as, providing financial and strategic advisory services for digital assets, Web3 and the blockchain technology sector, such as: helping clients execute transactions, including M&A and divestitures; providing restructuring advisory services; and offering equity and debt capital markets services. GDP LLC is not an investment company (or relying on Section 3(c)(1) or 3(c)(7)), because it is excluded from the definition of investment company by Section 3(c)(2) of the Investment Company Act.30

Section 3(c)(2) provides an exclusion for issuers that are “primarily engaged” in the business of, among other things, “underwriting and distributing securities issued by other persons, selling securities to customers, acting as broker . . . or any one or more of such activities, whose gross income normally is derived principally from such business and related activities.”

GDP LLC’s primary engagement in the Section 3(c)(2) businesses described above is demonstrated both by the composition of its assets and the sources of its income. In particular, on an unconsolidated basis, approximately $18.7 million or 100% of the Value of GDP LLC’s assets consists of assets related to compensation for advisory services provided as a registered broker-dealer to companies or original capital contributions, of which $17.7 million is in cash. In addition, income generated by GDP LLC’s
28 To be conservative, the Company has treated the portion, if any, of a GP Entity’s general partner interest in an underlying partnership that exceeds 7.5% of the capital of such underlying partnership as an investment security for purposes of the Section 3(a)(1)(C) asset test.
29 See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981); Oppenheimer Capital, L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); Colony Realty Partners, SEC No-Action Letter (Apr. 27, 1988).
30 While the Company intends to operate GDP LLC in conformance with Section 3(c)(2), there may also be other reasons why GDP LLC is not an investment company.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
financial advisory business constituted all of GDP LLC’s total unconsolidated gross income for the last four fiscal quarters combined, thus satisfying the requirement under Section 3(c)(2) that its “gross income normally [be] derived principally from such business and related activities.” Please refer to Annexes XIa and XIb for further information on GDP LLC’s assets and income, respectively.

Accordingly, GDP LLC is not an investment company (or relying on Section 3(c)(1) or 3(c)(7)), because it is excluded from the definition of investment company by Section 3(c)(2) of the Investment Company Act and, therefore, GD LP's interests in GDP LLC are not investment securities.

8.GDT LLC -- See Annex XII

GDT LLC is not an investment company because it does not come within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C). GDT LLC is primarily engaged in the business of holding intellectual property related to the Company's self-custody technology solution, and therefore, GDT LLC is not an investment company under Section 3(a)(1)(A).

With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $42.8 million or over 99% of the Value of GDT LLC’s assets (exclusive of U.S. government securities and cash items), consists of goodwill and intangible assets from the purchase of substantially all of the assets of GK8, which are not securities. As such, GDT LLC is not an investment company under Section 3(a)(1)(C) (or relying on Section 3(c)(1) or 3(c)(7)) of the Investment Company Act and GD LP’s interests in GDT LLC are not investment securities.

As outlined above, the Company is primarily engaged in the Primary Company Business through its Operating Subsidiaries and, even if its principal investments and holdings in digital assets other than bitcoin, ether and USDC, and its ownership of Galaxy Digital Ventures LLC are considered investment securities, the Company is not an investment company as defined in Section 3(a)(1) of the Investment Company Act.

10.    As part of your response to prior comment 1, you state the following:
“In terms of the income factor, for the four fiscal quarters ended December 31, 2021, the Company’s net income derived from its trading business line constituted approximately $985.3 million or 57% of its total net income, and net income from its principal investments constituted $954.9 million or 56% of its total net income for the same period.” (Emphasis added).
Please describe what is included in the income calculation for the trading business line. For example, does this consist mostly of transaction fees, spreads, or from the disposition of assets?
Galaxy advises the Staff that in terms of what is included in income for the trading business line, the Company typically acts as principal in its trading transactions with counterparties, therefore, income for the trading business line primarily includes income from the disposition of assets as well as income from the market intermediary digital asset lending business, such as interest.
11.    As part of your response to prior comment 1, you state that the Company’s net income from the principal investments business line represented 74%, 28%, and 56% of its total net income for the fiscal years 2019, 2020, and 2021, respectively. Please provide gross income figures for each period, and gross and net income figures for fiscal year 2022.
Galaxy advises the Staff that it has provided its response within Annex XIII hereto.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
12.    Please explain how Galaxy Digital LLC (“GD LLC”) identifies interested Eligible Contract Participants willing to engage in financial transactions.
Galaxy advises the Staff that GD LLC does not engage in broad public advertising of its lending and borrowing business, as it does not seek to enter into Digital Asset Loans with retail customers. Instead, GD LLC identifies interested Eligible Contract Participants primarily by developing one-on-one relationships with prospective Eligible Contract Participants. GD LLC seeks to develop relationships with both existing Galaxy customers and new customers. For example, GD LLC identifies prospective Eligible Contract Participants among the relationships Galaxy’s other operating businesses have developed as active industry participants in the cryptoeconomy. In addition, GD LLC personnel seek to develop contacts by attending industry conferences and through other professional networking opportunities. Once prospective Eligible Contract Participants have been identified, GD LLC seeks to build on such contacts with one-on-one tailored marketing efforts, and prior to onboarding such prospects as potential counterparties, GD LLC obtains standard representations regarding their status as Eligible Contract Participants, as defined in the Commodity Exchange Act.

13.    In your response letter, please expand on the information provided in Annex I to provide details about the loans that GD LLC has entered into, including the number of loans and their USD value, during 2021 and since February 2022.
Galaxy advises the Staff that it has provided its response within Annex XIV hereto.
14.    Footnote 25 of your response letter dated April 18, 2022 states that “GD LLC’s inventory of digital assets consists primarily of USD Coin, Solana, Bitcoin, Cardano and Ethereum. GD LLC’s remaining assets are a mix of other assets, including its interests in various majority-owned subsidiaries.” Please tell us what percentage of GD LLC’s total assets is comprised of “remaining assets,” and what are those assets? Additionally, tell us how much of GD LLC’s gross income is derived from these “remaining assets?”
Galaxy advises the Staff that, as of March 31, 2023, on an unconsolidated basis, GD LLC's Digital Asset Loans constituted approximately 66% of its total assets. Its primary digital asset holdings consist of USDC, bitcoin, ether and Tether, which in the aggregate represent approximately 12% of GD LLC's total assets. As of March 31, 2023, the remaining holdings of digital assets are spread across over 40 different assets with an average balance of less than $5,000 (in aggregate representing less than 1% of GD LLC's assets by Value) and the gross income derived from such other digital assets is not material. GD LLC’s remaining assets, which are largely made up of its interests in majority-owned subsidiaries, represent 22% of GD LLC’s total assets. See our response to comment 15 below for a discussion of GD LLC’s income.

15.    As part of your response to prior comment 1, you note the following:
“In addition, income generated by GD LLC’s Digital Asset Loan business constituted the majority of GD LLC’s total unconsolidated gross income for the last four fiscal quarters combined, thus satisfying the requirement under Section 3(c)(2) that its ‘gross income normally [be] derived principally from such business and related activities.’”
Please provide a gross income breakdown of GD LLC for each of the last four quarters, including specification of different types of income sources.
Galaxy advises the Staff that it has provided its response within Annex IVb hereto. Annex IVb shows that approximately 100% of GD LLC’s gross income/loss is derived from gains/losses related to its market intermediary business. Such income/loss comprises interest income, income from staking GD LLC's inventory, income from derivative transactions associated with Digital Asset Loans, as well as realized/unrealized gains/losses from its inventory of digital assets.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
16.    Please provide separate investment company status analyses for Galaxy Digital Principal Investments and all subsidiaries that fall within this business line.
Galaxy respectfully submits that Galaxy Digital Principal Investments refers to a former business line which no longer exists as a stand-alone business line of the Company. The investment assets that were formerly attributable to the Principal Investments business line now fall under the Asset Management business segment, or the segment that is strategically aligned with the business of the particular investment. While the former Principal Investments business line was not a separate legal entity, most of its assets were and still are held in Galaxy Digital Ventures LLC (“GDV LLC”), which is a majority-owned subsidiary of GD LP. With respect to Section 3(a)(1)(C), on an unconsolidated basis, approximately $472.0 million or 99% of the Value of GDV LLC’s assets (exclusive of U.S. government securities and cash items), consists of equity investments in companies within the digital asset and/or crypto ecosystem. Certain of these investments may qualify as primary control interests or joint venture interests, which would not be considered investment securities for purposes of Rule 3a-1 or Section 3(a)(1)(C) of the Investment Company Act. However, to be conservative, the Company treats GD LP’s interest in GDV LLC as an investment security for purposes of determining the Company’s and GD LP’s status under Section 3(a)(1)(C).31

17.    Please confirm supplementally that the amended registration statement incorporates the disclosure set forth in response to our prior comment 3.
Galaxy confirms to the Staff that Amendment No. 2 incorporates the disclosure set forth in response to prior comment 3, as updated for Galaxy’s more recent fiscal periods presented in Amendment No. 2. Galaxy has revised the disclosure on pages 203, 234, F-37 – F-38, and F-98 – F-100 in response to the Staff’s prior comment.

18.    We note your definition of “stablecoin” in your glossary on page 317 and discussion of stablecoins in your Prospectus Summary, Risk Factors, MD&A and Information About Galaxy. Please revise your definition and related disclosures to clarify which stablecoins are collateralized or backed by reserves and discuss how such reserves are held. Also discuss a stablecoin holders’ rights to such collateral in the event of the bankruptcy or insolvency of the issuer or in the event the value of the stablecoin becomes unpegged to the value of the underlying currency or commodity. Additionally, balance your disclosure by discussing the relative stability stablecoins offer in light of recent events in the markets for stablecoins. Further, update the current value of circulating U.S. dollar stablecoins on page 20 as of the latest most practicable date, or advise.
Galaxy has revised the disclosures on pages 20, 81 – 82, 167 – 168, 216 and 332 in response to the Staff’s comment.
19.    Please revise where appropriate to discuss any material impacts of the domestication on you current business relationships. As a non-exclusive example, clarify whether the domestication will have a material effect on your ability to transact with any persons or entities outside the U.S., including offshore crypto platforms.
Galaxy advises the Staff that it does not expect the domestication to have any material impact on its current business relationships, including Galaxy’s ability to transact with any persons or entities outside the U.S., such as offshore digital asset trading platforms. Michael Novogratz, a U.S. person, is and will remain the ultimate beneficial owner of GDH LP both prior to and immediately following the domestication. Any transactions that Galaxy currently undertakes with persons or entities outside of the U.S. via one or more of its non-U.S. affiliates would continue to be undertaken by such non-U.S. affiliates following the domestication.

31 To be conservative, the Company treats GDV LLC as a subsidiary that relies on Section 3(c)(1) or 3(c)(7), although other exemptions under the Investment Company Act may be available to it, such as Section 3(b)(1) or Section 3(b)(3), given that it is a wholly-owned subsidiary in a larger non-investment-company corporate group.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

A Letter from Michael Novogratz, our Founder and Chief Executive Officer, page v
20.    We note your response to prior comment 24. Please expand to provide support for your statement in the second to last paragraph on page vi that, “the entrance of institutions and human capital into the space continues unabated.”
Galaxy has revised the disclosure on page vii to remove the reference to "unabated."
Galaxy advises the staff that the entrance of institutions and human capital into the space is supported by, among other developments and sources:
1.BNY Mellon's launch of a digital asset custody platform in October 2022
2.Fidelity Investment's 401(k) bitcoin investments option announcement in April 2022
3.Charles Schwab October 2022 report, 2022 401(k) Participant Study - Gen Z/Millennial Focus, which notes that of Gen Z, Millennials, Gen X and Boomers surveyed 43%, 47%, 33% and 4%, respectively, hold cryptocurrencies as investments outside of their 401(k)s. - page 3 https://content.schwab.com/web/retail/public/about-schwab/schwab_2022_401k_participant_survey_genz_millennials_deck.pdf
4.Fidelity October 2022 report, Institutional Investor Digital Assets Study: Key Findings - https://www.fidelitydigitalassets.com/sites/default/files/documents/2022_Institutional_Investor_Digital_Assets_Study.pdf

Our Products and Services, page 16
21.    We note the revisions you made on pages 17 and 18 in response to prior comment 25. Please expand to address the following:
•Identify the specific third party custodians and trading platforms where GPL’s and GPL customers’ digital assets are held;
•Disclose who holds the private key to the custodial wallets where GPL customers’ digital assets are held;
•Disaggregate the amount of GPL’s and GPL customers’ digital assets held in omnibus accounts and those held in custodial wallets; and
•Discuss the implications, if any, for GPL customers’ digital assets held in omnibus accounts versus those held in custodial wallets in the event of a bankruptcy or other claim upon the assets by creditors of yours. Consider specific risk factor disclosure as applicable.
Galaxy has revised the disclosure on pages 16 – 17 in response to the Staff’s comment. Galaxy advises the Staff that its business model has evolved since its Registration Statement was last filed, such that GalaxyOne customer digital assets will now only be held in custodian omnibus accounts. In light of recent bankruptcy events in the crypto industry, Galaxy no longer retains customer assets on trading platforms.

Our Opportunity
Asset Prices, Investment Trends, and Adoption Milestones Point to Strong Secular Tailwinds, page 25
22.    Please update the trailing five-year compounded annual growth rate in Bitcoin and blockchain investment as of the latest most practicable date.
Galaxy has revised the disclosure on page 26 in response to the Staff’s comment.

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Government Regulation, page 28
23.    We note your disclosure at the top of page 29 that “[a] key question that we face in virtually all of our business lines is whether the digital assets we transact in are ‘securities’ under the federal securities laws. As a general matter, any transaction in securities, including purchases and sales for principal investment, would be subject to the SEC’s anti-fraud and anti-manipulation authority under the U.S. Securities Act and the Exchange Act. In addition, offers and sales of securities may require registration under the Securities Act or, alternatively, compliance with various rules and regulations for exemptions from registration.” Please also note that Galaxy’s involvement in such a transaction could have additional adverse regulatory consequences, as described on pages 52-53.
Galaxy has revised the disclosure on page 30 in response to the Staff’s comment.
24.    We note your disclosure in the first full bullet on page 29 that “Galaxy Digital Partners LLC is registered as a broker-dealer in 53 U.S. states and territories.” Please revise to also note that Galaxy Digital Partners LLC is registered as a broker-dealer with the Commission and is a member of FINRA. This paragraph also provides that “we are subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and self-regulatory organizations with which they are registered or licensed or of which they are a member” (emphasis added). Is “they” intended to refer to Galaxy Digital Partners LLC? Please clarify or revise.
Galaxy has revised the disclosure on page 30 in response to the Staff’s comment.
25.    We note your disclosure in the second to last bullet on page 29 and on page 232 that “GDH LP may apply for a New York BitLicense in order to effect aspects of its trading business.” Please tell us whether this refers to GDH LP or one of its subsidiaries. Please also revise to clarify whether any Galaxy entity currently has a BitLicense.
Galaxy has revised the disclosures on pages 31 and 244 in response to the Staff’s comment.
Risk Factors, page 47
26.    To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
Galaxy advises the Staff that Galaxy continually assesses its risk profile and risk management processes across the firm to identify opportunities for improvement as well as innovation.
Having reviewed its risk management processes in light of recent events, Galaxy concluded that the vast majority of such processes did not require material improvement. Certain components of Galaxy's counterparty, credit, liquidity, and risk assessment processes were adjusted to address issues that were identified in Galaxy's review; certain of these adjustments and other enhancements are described below.

Credit risk:

Galaxy has an established credit risk management process that governs exposure to both counterparties and trading platforms. The process includes intensive due diligence and analysis to assess credit worthiness. The credit risk team uses the information acquired from the diligence to complete a proprietary scorecard to produce an internal credit rating, which is used to inform decisions on limits and guidelines on exposure. In response to recent market events, Galaxy enhanced both the due diligence

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Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
questions and internal proprietary scorecards to incorporate additional areas of risk. The following topics were added and/or enhanced:

1.Business operations and Affiliate activity - to gain further insight into the company structure and any activity with affiliates
2. Executive management - to gather further information on those responsible for overseeing technology, security, and risk
3. Controls - to determine if there are documented controls in place around segregations of duties, bank management, settlement, etc.
4. Independent governance - to determine if there is an internal audit / enterprise risk function, annual external audit, and/or Board of Directors
5. Auditability/Proof of reserves – to assess if there is third party verification of assets, the balance sheet and/or other information provided
6. Intracompany borrows and loan – to gain information on whether there were any internal loans to/from the entities Galaxy faces.

Additionally, Galaxy reviewed existing counterparty metrics including utilization, trade history, and credit extended to reduce unutilized credit.

Finally, Galaxy has taken a renewed approach in assessing the correlation of collateral provided by counterparties with: (1) their business and other borrowing relationships, (2) other assets provided to Galaxy as collateral, and (3) Galaxy's portfolio as a whole. As an additional risk mitigation measure, GalaxyOne customer digital assets will now only be held in custodian omnibus accounts. In light of recent bankruptcy events in the crypto industry, Galaxy no longer retains customer assets on trading platforms.

Liquidity risk:

Galaxy had an existing liquidity risk management process in which Galaxy monitored cash flows, balances and Galaxy's ability to meet current liabilities. In response to the failure of FTX, Galaxy identified an increased risk of asset concentration, and implemented a monitoring process to identify and manage concentration of Galaxy's assets at a single location (trading platforms, banks, custodians, etc.) outside of Galaxy's risk tolerance.

While Galaxy maintained redundant banking relationships prior to the recent banking crisis, Galaxy has continued to diversify and expand those relationships to further mitigate the risk of unavailability of funds.

Risk Assessment:

While various targeted risk assessments were performed at Galaxy prior to these events, an enterprise-wide risk assessment had not been performed. Subsequently, an enterprise risk assessment has been initiated and is currently in the process of being completed.

Risks Related to Our Operations
A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction..., page 52
27.    We note your disclosure in the second bullet that “[a] person that facilitates clearing and settlement of securities may be subject to registration with the SEC as a clearing agency.” Please revise to add “or that acts as a securities depository” after “facilitates clearing and settlement of securities.”
Galaxy has revised the disclosure on page 55 in response to the Staff’s comment.

August 11, 2023	GLXY-17
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws..., page 53
28.    We note your response to prior comment 10. Please expand your risk factor to discuss who within your company makes the determination as to whether a particular digital asset that you transact in or develop is a security under the federal securities laws, how that determination is made, the factors you examine, and what standard(s) is applied in making the determination. Additionally, discuss the risks inherent to your particular decision-making framework and procedures here. Further, disclose whether all digital assets you transact in have been re-examined under your current procedures or whether procedures you implement are prospective only, and discuss related risks as applicable.
Galaxy has revised the disclosure on pages 56 – 57 in response to the Staff’s comment.
DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns..., page 86
29.    Please revise this risk factor to address the possibility that DeFi activities may, in themselves, implicate federal securities laws.
Galaxy has revised the disclosure on pages 90 – 91 in response to the Staff’s comment.

Risks Related to Regulation, Information Systems and Privacy Matters
The financial services industry is subject to government regulation in the United States..., page 91
30.    We note your disclosure regarding your policies related to know-your-customer, anti-money laundering, and safeguarding of your and your customers’ crypto assets. Please revise here to describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective. In addition, where appropriate, for each of your business lines, provide a discussion of the applicability of those policies and discuss how they are implemented.
Galaxy has revised the disclosure on pages 98 – 99 in response to the Staff’s comment.
31.    We note your disclosure in the third paragraph of this risk factor that your “subsidiary Galaxy DBL LLC is a commodity pool operator registered with the CFTC and is a member of the National Futures Association (the ‘NFA’).” Please revise to also note that Galaxy DBL LLC is registered as a commodity trading advisor, as indicated on page 231, or advise.
Galaxy has revised the disclosure on page 96 in response to the Staff’s comment.
Our businesses may require regulatory licenses and qualifications that we do not currently have..., page 95
32.    We note your disclosure in the last paragraph of this risk factor that “[f]uture expansions or material changes to Galaxy Digital Partners LLC’s CMA will require additional approvals that may be difficult to obtain.” Please change “CMA” to “business,” since we understand that the referenced CMA has already been approved.
Galaxy has revised the disclosure on page 102 in response to the Staff’s comment.

August 11, 2023	GLXY-18
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Particular digital assets or transactions therein could be deemed “commodity interests”..., page 97
33.    We note your disclosure in the third paragraph of this risk factor that “we are subject to potential regulatory risk arising out of any failure to accurately report swap transactions to registered swap data repositories where we are the reporting party for such transactions.” Please also refer to “security-based swap transactions” and “registered security-based swap data repositories” in this sentence.
Galaxy has revised the disclosure on pages 103 – 104 in response to the Staff’s comment.
34.    Please revise this risk factor to provide a more complete discussion of security-based swaps and the risks faced by the company in that regard.
Galaxy has revised the disclosure on pages 103 – 104 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Highlights, page 159
35.    Please revise your disclosure of your Exchangeable Notes on page 160 to either properly disclose the $496.5 million aggregate principal outstanding on September 30, 2022 as disclosed on page F-13 or identify the $425.6 million amount disclosed here as being the carrying amount.
Galaxy has revised the disclosures on page 166 and throughout the draft registration statement in response to the Staff’s comment.
Recent Industry Trends, page 161
36.    To the extent material, revise here and in risk factors to discuss whether recent bankruptcies in the industry have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.
Galaxy has revised the disclosure on page 169 in response to the Staff’s comment. Galaxy advises the Staff that various risk factors discuss the impact of recent bankruptcies on its business and the industry, for example:
1) Its risk factor on page 58 notes the impact of recent bankruptcies in the industry on reputational and brand risk.
2) Its risk factor on pages 61 – 62 notes that the unregulated nature and risk of transparency surrounding operations of digital asset trading platforms could result in fraud, security failures or operational problems which could impact the value of its investments and Class A common stock. The insolvency of FTX in November 2022 is referenced as an example of a digital asset trading platform which was revealed to have been misusing customer assets.
3) Its risk factor on page 65 notes its risk of loss due to its concentration of assets in a particular asset class referencing its 2022 exposure to the FTX bankruptcy.
4) Its risk factor on pages 82 – 83 notes that negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in value. The FTX bankruptcy is referenced as a driver of the negative perception of digital asset trading platforms.

August 11, 2023	GLXY-19
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
5) Its risk factor on pages 99 – 100 notes that regulatory changes or actions may adversely affect its business. The FTX bankruptcy is referenced as a catalyst for legislative proposals.

Critical Accounting Policies and Estimates, page 168
37.    We note that your critical accounting estimates disclosures are essentially word-for-word duplicates of your accounting policies in your annual financial statements. Please revise your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations. Disclose why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. See Item 303(b)(3) of Regulation S-K and Instruction 3 to Item 303(b).
Galaxy has revised the disclosure on pages 175 – 176 in response to the Staff’s comment.
Results of Operations
Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021 Operating Expenses, page 174
38.    Please revise your disclosure to discuss your mining related impairment loss. Include discussion of both the mining equipment impairment and the prepaid mining expenses impairment, including discussion of the nature of the prepaid mining expenses and why they were impaired.
Galaxy has revised the disclosure on page 184 in response to the Staff’s comment to discuss the mining equipment related impairment loss. Galaxy advises the Staff that the prepaid mining expenses were impaired as of September 30, 2022 because our counterparty was experiencing financial difficulty, and Galaxy's right to receive future goods and services was unsecured. In December 2022, Galaxy and the counterparty settled the original arrangement and entered into a loan agreement secured by substantially all of the tangible assets of the counterparty. The prepaid mining expenses were derecognized, and the loan receivable was recognized at face value, reflecting the value of the collateral security. The gain recognized upon recognition of the loan receivable offset the recognized impairment of the prepaid mining expenses, and as such these arrangements with the counterparty were insignificant to the increase in general and administrative costs for the fiscal year ended December 31, 2022.

Credit and Counterparty Risk, page 182
39.    Please revise to quantify as of a recent date the total amount of collateral posted at the digital asset trading platforms identified in this section, and the amount for any specific platform that would be material on an individual basis.
Galaxy has revised the disclosure on page 190 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Statements, page 184
40.    We acknowledge your response to prior comment 43. As Galaxy Digital Holdings Limited is a part of your reorganization transactions and it is apparent that Michael Novogratz does not control Galaxy Digital Holdings Limited, please tell us how you will account for the acquisition of Galaxy

August 11, 2023	GLXY-20
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
Digital Holdings Limited by Galaxy Digital Holdings LP. In your response, provide us the following, and reference the authoritative literature you rely upon to support your positions:
•Tell us why your pro forma financial statements do not present a separate column for the historical financial statements of Galaxy Digital Holdings Limited and reflect the necessary adjustments for its acquisition by Galaxy Digital Holdings LP.
•As the IFRS financial statements of Galaxy Digital Holdings Ltd. provided on your website at both September 30, 2022 and December 31, 2021 appear to have balances and activity other than its equity method investment in Galaxy Digital Holdings LP, tell us why separate GAAP financial statements are not required in this filing as an accounting acquiree notwithstanding your disclosure on page ii that Galaxy Digital Holdings Ltd is not a predecessor to Galaxy Digital, Inc.
•Tell us your accounting for each of the assets, liabilities and equity on the September 30, 2022 statement of financial position of Galaxy Digital Holdings Ltd. and how they are reflected in your pro forma financial statements.
•If true, clarify for us why the assets and liabilities on the September 30, 2022 statement of financial position of Galaxy Digital Holdings Ltd. are not stepped up and no goodwill is reflected related to the fair value of the effective consideration paid by Galaxy Digital Holdings LP for the acquisition of Galaxy Digital Holdings Ltd.
Galaxy notes that prior to the Reorganization and Reorganization Merger, the operating entity of Galaxy, Galaxy Digital Holdings LP ("GDH LP") is controlled by Michael Novogratz, who indirectly owns approximately 64% of GDH LP's outstanding equity as of March 31, 2023. Galaxy Digital Holdings Ltd. ("GDH LTD") owns approximately 33% of GDH LP. GDH LTD does not have a controlling financial interest in GDH LP. As noted by the Staff, GDH LP and GDH LTD do not share common ownership.

In accordance with the Reorganization and Reorganization Merger plan, GDH LTD will merge with its wholly-owned subsidiary and, together with GDH LP, will be consolidated by Galaxy Digital Inc. ("GDI"). GDI is a business combination related shell company established solely for the purpose of effecting the Reorganization and Reorganization Merger and has no operating business. Upon the completion of the Reorganization and Reorganization Merger, GDI will obtain a controlling voting interest in GDH LP through its ownership of the General Partnership interest and consolidate GDH LP.

Galaxy notes that GDH LTD was set up as an entity to facilitate public investors' investment in GDH LP. While GDH LTD has its own board of directors, it has no employees or other investments besides its interest in GDH LP. All of GDH LTD's operating expenses, which entirely comprise costs that are

August 11, 2023	GLXY-21
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
necessary to maintain its publicly listed status in Canada, are reimbursed by GDH LP. The following is a summary of GDH LTD's assets and liabilities as of March 31, 2023:

(USD in thousands)	Balance as of March 31, 2023	Notes
Accounts receivable	$123	Receivable from exercise of share options
Receivable from associate	55,829	Related party loan with GDH LP
Taxes receivable	23,306	Anticipated corporate tax refund
Other receivable	653	Excess cash from share buy back due from broker
Investment in associate	361,684	Investment in GDH LP
Deferred tax asset	52,705	Deferred corporate income tax asset
Total assets	$494,300

Taxes payable	$58,514	Current corporate income tax liability
Tax receivable agreement liability	38,115	Liability stemming from exchanges of LP units to GDH LTD shares by GDH LP's unit holders
Total liabilities	$96,629

As noted above, other than its investment in GDH LP, GDH LTD's only other activities are related to share transactions (i.e., option exercises, share buy backs), and amounts related to its tax attributes stemming from the investment in GDH LP. There are no other substantive operations at GDH LTD. As such, GDH LTD does not meet the definition of a business under ASC 805-10-55-3A through 55-9.

Upon completion of the Reorganization and Reorganization Merger, all related party balances between GDI (which will include its wholly-owned subsidiary GDH LTD) and GDH LP will eliminate on consolidation. GDI, as the new public company, will have its own tax attributes and inherit the tax receivable agreement with the associated liability. GDI will also inherit the tax attributes of GHD LTD (i.e., be taxed as a corporation rather than a partnership). The tax effect of the Reorganization and Reorganization Merger is reflected in the pro forma statements.

Given that neither GDI nor GDH LTD meet the definition of a business under Topic 805, the Reorganization and Reorganization Merger is accounted for as a reverse acquisition of GDH LTD and GDI by GDH LP. Since the acquirees are not businesses, no goodwill is recognized. All intercompany balances currently held at GDH LTD noted above will eliminate as part of the Reorganization and Reorganization Merger.

Determination of Predecessor and Financial Statement Requirements
Galaxy notes that in the Reorganization and Reorganization Merger, GDH LTD will merge into GDI, and GDI will obtain control of GDH LP. GDI becomes the successor entity, with GDH LP and GDH LTD are potential predecessor entities.

In order to assess whether one or both of GDH LP and GDH LTD are the predecessor entity, Galaxy considered the guidance provided by the Staff at the AICPA conference in 2019. At this AICPA conference, the Staff discussed interpretations of the SEC rules defining the predecessor entity. Specifically, the Staff noted that there may be situations in which there is more than one predecessor to the registrant successor entity and that identifying the predecessor(s) is a balance between providing the history of the business and providing information on the specific operations of the registrant. Several criteria were highlighted that registrants should consider when identifying their predecessors, including:

August 11, 2023	GLXY-22
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
1.The order in which the entities were acquired
2.The size of the entities
3.The fair value of the entities, and
4.The historical and ongoing management structure

It was also encouraged that registrants evaluate their determination of predecessors in light of how management intends to discuss its business in the registration statement as well as whether financial information in its subsequent Forms 10-K would provide sufficient information to investors.

Galaxy considered the factors above as follows:

Indicators of Predecessor Entity	Indicator
The order in which the entities are acquired
Indeterminate factor. GDI was created in order to effect the Reorganization and Reorganization Merger. The steps of the Reorganization and Reorganization Merger are to be completed within minutes of each other.

The size of the entities
Indicator of GDH LP as sole predecessor. GDH LP’s assets include Cash and cash equivalents, Accounts receivable, Digital assets, Investments, Prepaid expenses and other assets, Assets posted as collateral, Current Assets, Right of use asset and Property and equipment. GDH LP has established stand-alone operations.

As noted above, GDH LTD’s assets primarily include its equity method investment in GDH LP; GDH LTD does not have stand-alone operations.

The fair value of the entities
Indicator of GDH LP as sole predecessor. The market capitalization of GDH LTD as of June 30, 2023 is approximately $0.5 billion. As GDH LTD’s only material asset is its equity method investment in GDH LP, Galaxy estimated the market capitalization of GDH LP to be approximately $1.5 billion.

The historical and ongoing management structure
Indeterminate factor. Pre- and post-reorganization, Mike Novogratz, through his role as the CEO of Galaxy Digital Holdings GP LLC, and subsequently the CEO of GDI, effectively manages the operations of GDH LP. Additionally, former management of GDH LP will continue to run its daily operations.

How management intends to discuss its business in registration statements and other financial information
Indicator of GDH LP as sole predecessor. As a newly formed public holding company, GDI will become the general partner and manage the operations of GDH LP (its operating company). GDI discusses the operations of GDH LP within its registration statement, and going forward intends to do so in its earnings releases and analyst calls as part of the consolidated group.

Based on the cumulative factors assessed above, Galaxy concluded that GDH LP was the sole predecessor. As such, Galaxy has presented within the registration statement the financial statements of GDI as successor/registrant and GDH LP as predecessor. Additionally, as GDH LTD is not a predecessor, Galaxy did not include the GDH LTD financial results in the pro forma statements as they would be subsequently eliminated as part of the transaction adjustments, and as such offer no additional informational value to a GDH LTD shareholder evaluating the merits of the proposed transactions. All relevant disclosures that stem from GDH LTD, such as balances related to the tax receivable agreement or earnings per share, are separately disclosed as part of pro forma adjustments.

41.    Although you indicate in your response to prior comment 43 that you revised your disclosure on page 191 to indicate that the Reorganization and Reorganization Merger was accounted for as a reverse acquisition with no step-up in basis of the assets and liabilities of Galaxy Digital Holdings

August 11, 2023	GLXY-23
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
LP, you continue to refer to a transaction between entities under common control or common ownership in the fifth paragraph on page 184. Please revise your disclosure to remove this inconsistency.
Galaxy has revised the disclosure on page 192 in response to the Staff’s comment.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 191
42.    In adjustment 2(e) you indicate that after the Reorganization and Reorganization Merger transactions the embedded derivative associated with the conversion feature of your Exchangeable Notes meets the clearly and closely related criterion and is no longer bifurcated. Please tell us how an equity-related embedded conversion feature can be clearly and closely related to a debt host or otherwise tell us why continued bifurcation of the embedded conversion feature is no longer warranted. To the extent that after the pro forma transactions the embedded derivative meets a derivative scope exception, revise your disclosure to clarify. Reference for us the authoritative literature you rely upon to support your anticipated accounting.
Galaxy advises the Staff that upon the completion of the Reorganization and Reorganization merger, the conversion feature that is an embedded derivative in the Exchangeable Notes will meet the scope exception in 815-10-15-74 and 815-40-15-5 through 15-8 as an instrument indexed on the entity's own stock. Galaxy has revised the disclosure on pages 199 and 200 to clarify.
43.    Assuming you can substantiate reclassification of the embedded derivative associated with your Exchangeable Notes to equity upon the Reorganization and Reorganization Merger transactions in the preceding comment, please revise your pro forma financial statements as follows:
•Revise pro forma statement of financial position adjustment 2(e) to limit the adjustment to the reclassification of the $2,310,000 embedded derivative liability at September 30, 2022 as disclosed on page F-13 to additional paid-in capital. Otherwise tell us why it is appropriate to remove the balance of the unamortized debt discount associated with the initial recognition of the embedded derivative when the pro forma transactions do not change the initial accounting. Reference for us the authoritative literature relied upon to support your accounting.
•Revise your pro forma statements of operations to remove the unrealized gains on the embedded derivative on the Exchangeable Notes as the pro forma statements of operations assume that the pro forma transactions occurred on January 1, 2021. As a result, there would be no embedded derivative on January 1, 2021 and no gains or losses associated with the change in fair value of the embedded derivative.
Galaxy has revised the disclosure on pages 199 and 200 in response to the Staff’s comment. Galaxy further advises the Staff that the amounts related to the Exchangeable Notes presented in the pro forma statements were updated to reflect the balances as of January 1, 2022, which would result in the reversal of the net gain associated with the embedded derivative that was recognized in 2022.
44.    We acknowledge your response to prior comments 47 and 50 and your disclosure associated with adjustment 3(a). Please revise adjustment 3(a) to separately present the impact of recording pro forma income tax provisions at the statutory rate and the impact of the Tax Receivable Agreement.
Galaxy has revised the disclosure on page 200 in response to the Staff’s comment. Galaxy further advises the Staff that the amounts related to the impact of recording pro forma income tax provisions at the statutory rate and the impact of the Tax Receivable Agreement presented in the pro forma statements have been updated to reflect the balances as of January 1, 2022 and March 31, 2023.

August 11, 2023	GLXY-24
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Information About Galaxy
Our Company, page 195
45.    If material to an understanding of your business, describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
Galaxy has revised the disclosure on pages 235 – 236 in response to the Staff’s comment. Galaxy has determined that no material changes to its policies and procedures, including the processes governing conflicts of interest and treatment of customer funds, were necessary in light of the current crypto asset market disruption; however, Galaxy advises the Staff that it continually reevaluates its policies and procedures to take into account relevant case law, new information and regulatory and other developments in the digital assets industry.

Galaxy further advises the Staff that it is currently subject to Canadian securities laws and the rules and regulations of the Canadian securities administrators and the Toronto Stock Exchange, including those relating to potential conflicts of interest and related party transactions. GDHL is a reporting issuer (i.e. public company) in all provinces and territories of Canada and, accordingly, is subject to applicable securities laws of such provinces and territories. Additionally, the securities regulatory authorities in the province of Ontario have adopted Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) which regulates transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among security holders, generally requiring enhanced disclosure, approval by a majority of security holders excluding interested parties and/or, in certain instances, independent valuations and approval and oversight of the transaction by a special committee of independent directors.

Trading, page 195
46.    Disclose whether you have experienced excessive redemptions or withdrawals, or have suspended redemptions or withdrawals, of crypto assets and explain the potential effects on your financial condition and liquidity.
Galaxy has revised the disclosure on page 206 in response to the Staff’s comment.
Mining, page 204
47.    We note your response to prior comment 53 that you are reassessing your energy sources and sustainable energy mix in light of the Helios acquisition and associated increased mining capacity. Please expand your disclosure to discuss the historical energy consumption, average cost of electricity, and mix of energy sources, including clean energy sources for both you and Helios. Additionally, discuss the current energy infrastructure that serves or will serve your proprietary mining facilities, including the total capacity relative to your current and projected needs and the sources of such capacity. To the extent such information is not known or available, so state.
Galaxy advises the Staff that in light of the Helios acquisition, migration of the majority of its mining equipment from third party hosting services providers to Helios, and its resegmentation in the first quarter of 2023, Galaxy has revised the disclosure pertaining to its mining operation on page 213. Galaxy further advises the Staff that prior to the Helios acquisition, Galaxy relied solely on third parties to provide hosting services, and has limited information on the sources of energy and the associated costs. Galaxy's hosting

August 11, 2023	GLXY-25
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
providers informed Galaxy that it utilized an estimated 79.5 GWh of electricity during 2022, at an average all-in hosting cost of approximately $50 per MWh. Galaxy did not disclose this information in the amended registration statement as Galaxy believes this historical data is not representative of its current operations in light of the aforementioned changes.
48.    We note your disclosure that you will have a low-cost basis for mining Bitcoin. Please revise your disclosure to provide your breakeven analysis of the cost of inputs to mine one Bitcoin with the price of Bitcoin as of the most recent practicable date. In addition, with regards to your Bitcoin mining operations, revise to discuss any known trends related to those operations, including the cost of electricity, miner efficiency, profitability, and any other material indicators of performance.
Galaxy has revised the disclosure on page 214 to provide its breakeven analysis in response to the Staff’s comment. Given the volatile nature of Bitcoin mining profitability (e.g. network hashrate, price of Bitcoin, and cost of electricity), Galaxy does not believe that it can provide trends or performance indicators that would be meaningful for readers.
Principal Investments, page 205
49.    We note the revisions you made on page 206 in response to prior comment 54 reflecting that Galaxy directly or indirectly held a total investment of approximately 16.15% in Candy Digital as of September 30, 2022. We further note your response that Galaxy increased its direct investment in Candy Digital in January 2023 and, as of that date, Galaxy directly held 32.9% of voting securities in addition to the 4.2% of voting securities indirectly held through Galaxy Interactive. Please revise to disclose the aggregate percentage ownership Galaxy holds in Candy Digital, by virtue of securities it holds either directly or indirectly, as of the latest most practicable date. Additionally, please discuss Galaxy’s ability to control Candy Digital.
Galaxy has revised the disclosure on page 218 in response to the Staff’s comment. Galaxy advises the Staff that Galaxy holds two of the five board seats at Candy Digital. The other three seats on the board of Candy Digital are independent of Galaxy. Galaxy does not have a controlling financial interest in Candy Digital, though it can exert significant influence through its voting rights on the board.
NFTs, page 209
50.    We acknowledge your response to prior comment 27. Please tell us your expectations for the growth of your NFT holdings in the near term and whether it will become a more substantial component of your statement of financial position relative to those presented historically.
Galaxy advises the Staff that its NFT position has not changed since its prior response. Galaxy does not expect NFTs to become a more substantial component of its operations or represent a material balance on its statement of financial position.
51.    We note your disclosure on page 210 that in October 2022 Galaxy released an NFT project, The Explorer Collection, in collaboration with TIMEPieces, consisting of 3,210 unique “Explorers,” which are derived from your logo and feature generative artwork created by your artist partners. Please describe your products and services with respect to NFTs under the section Our Products and Services, or advise. Additionally, expand your disclosure related to your NFTs to describe, without limitation, how the NFTs are created, the platform they are created on, how they are marketed, who they are offered and sold to, and how they are sold or transferred.
Galaxy has revised the disclosure on page 217 in response to the Staff’s comment. Galaxy advises the Staff that Galaxy has not and does not plan to sell any NFTs in the Explorer Collection. These NFTs were created by artists that Galaxy commissioned, and gifted to our employees, certain clients and investors for no investment of money or other consideration. While the recipients are permitted to sell or transfer

August 11, 2023	GLXY-26
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
the NFTs from the Explorer Collection, Galaxy does not market the NFTs or take part in or otherwise facilitate any subsequent sales or purchases of the NFTs.
The Cryptoeconomy
Tokenization
Stablecoins, page 209
52.    We acknowledge your response to prior comment 55, the revised disclosure here and in your glossary definition on page 317, and the added risk factor disclosure on pages 76 and Please address the following and, where we ask for revised disclosure, consider revising in each of the three identified locations and elsewhere where appropriate:
•In the first paragraph on page 209 you disclose that stablecoins are designed to track the price of an underlying asset and identify an exchange-traded commodity as an example of such an asset.
◦Please tell us what stablecoins you are referring to with regards to tracking exchange-traded commodities and tell us whether you hold or transact in these stablecoins.
◦If so, tell us your consideration for disclosing these stablecoins. If not, revise your disclosure to indicate that you do not transact in these stablecoins.
~~•~~Please revise your disclosures indicating that stablecoins are designed to “track” an underlying asset to provide some other descriptor of the intent. In this regard, tracking by common definition has a connotation of following something that has already happened or changed. Although fiat currencies may fluctuate in value relative to other fiat currencies, a single fiat currency does not fluctuate in terms of itself and therefore there appears to be nothing to “track.”
~~•~~In the second paragraph on page 209, you disclose that a stablecoin’s issuer typically receives a deposit of fiat currency from a customer and that the holder of a stablecoin can redeem the stablecoin from the issuer for underlying collateral. Please revise your disclosure to remove discussion of deposits and collateral as the issuers are not taking deposits and the assets they designate to support the value of the stablecoin are not likely legal collateral or bankruptcy remote. Otherwise tell us why your use of the terms deposits and collateral are appropriate.
~~•~~In the second paragraph on page 209, you disclose that the stability of a fiat-backed stablecoin results from the underlying assets backing the stablecoins that are held in segregated accounts of the issuer. For the significant stablecoins you own, please revise your discussion of stability to discuss the types of segregated assets and the chain of counterparties holding those assets including, but not limited to, banks and affiliates and the extent to which those assets are insured by a government.
~~•~~In the penultimate sentence in the second paragraph on page 209 you indicate that the stablecoins identified in the preceding sentences are algorithmic stablecoins. Although those sentences could describe multiple stablecoins, they appear to describe Tether which we believe is not an algorithmic stablecoin. Please revise your disclosure to clarify.
~~•~~In the first sentence of your stablecoins glossary definition on page 317 you appear to imply that the U.S. dollar is an exchange-traded commodity. Please revise your disclosure accordingly.

August 11, 2023	GLXY-27
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
~~•~~In the second sentence of your stablecoins glossary definition on page 317 you discuss a stablecoin’s convertibility into other assets. We are unaware of any conversion rights associated with stablecoins. If your intent is to indicate that stablecoins may be sold or exchanged for other assets, please revise your disclosure accordingly.
•Tell us whether you hold or transact in algorithmic stablecoins. If so, revise your disclosures to discuss the design flaws and inherent risks in these stablecoins consistent with your risk factor disclosure on page 77. If not, tell us why this disclosure is relevant to investors.
~~•~~Please revise your risk factor disclosure to discuss recent events including the significant drop in price of USD Coin and the underlying risks that caused the drop in price.
Galaxy has revised the disclosures on pages 20, 81, 167, 216 and 332 in response to the Staff’s comment.
In response to the first bullet, Galaxy advises the Staff that it was referring to stablecoins such as those backed by precious or industrial metals when Galaxy referred to stablecoins tracking exchange-traded commodities. Examples of such stablecoins include PaxG (Pax Gold), DGX (Digix Gold), DGD (Digix DAO), and Gold (Gold Mint). PaxG has been internally approved by Galaxy for trading with "No Restrictions" and lending. As of March 31, 2023, Galaxy did not hold any PaxG on its consolidated statement of financial position. Galaxy's holdings of any such stablecoins have been de minimis and as such, have not been disclosed.

Galaxy further advises the Staff that DAI, an algorithmic stablecoin, has been internally approved by Galaxy for trading with "No Restrictions" and lending. As of March 31, 2023, Galaxy held $0.4 million of DAI on its consolidated statement of financial position. Galaxy's holdings of and transactions involving algorithmic stablecoins have been de minimis. Therefore, risk factor disclosure has been deemed immaterial to a reader and removed from the Registration Statement.

Transacting on DeFi, page 212
53.    Please provide a more detailed discussion of the transactions or types of transactions you currently conduct or intend to conduct as part of your DeFi activities. As non-exclusive examples, discuss whether you participate in liquidity pools or “yield farming,” or if your customers are able to do so, and whether you have an interest in any liquidity pools, such as through liquidity pool tokens.
Galaxy has revised the disclosure on pages 220 – 221 in response to the Staff’s comment. Galaxy advises the staff that our DeFi activity has not been material in any of the historical periods presented.
Safeguarding Digital Assets, page 226
54.    We note your disclosure that you “utilize the Fireblocks platform to maintain custody, transfer, and secure a material portion of our digital assets associated with our trading businesses.” Please revise to quantify the portion of the digital assets associated with your trading business that Fireblocks manages and discuss the material terms of your agreement with Fireblocks. Finally, file the agreement as an exhibit, or tell us why it is not required.
Galaxy has revised the disclosure on pages 236 – 237 in response to the Staff’s comment.

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Government Regulation
CFTC Regulation, page 231
55.    Please revise to discuss the extent to which NFA Compliance Rule 2-51 (“Requirements for Members and Associates Engaged in Activities Involving Digital Asset Commodities”) will apply to and have any impact on Galaxy DBL LLC or other Galaxy entities, or advise.
Galaxy has revised the disclosure on page 244 in response to the Staff’s comment.
Annex B—Proposed Charter
15. Forum, page B-13
56.    We note your response to prior comment 59 and the related revisions you made on pages 126 and 286. However, we also note that paragraph 15.2 of your Proposed Charter (page B-13), and the related descriptions of this provision on pages 36 and 146 of your prospectus, are silent as to the application of the forum provision to actions arising under the Exchange Act, and that you state on pages 35 and 142 that “in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents.” In light of this, we reissue the comment. Please disclose whether section 15.2 of your Proposed Charter is intended to apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the Proposed Charter states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please make conforming revisions where this disclosure appears elsewhere in the registration statement.
Galaxy submits to the Staff that it revised its Proposed Charter in Annex B-14 to state that paragraph 15.2 of its Proposed Charter applies to actions arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Galaxy has further revised the disclosure throughout the Registration Statement to clearly state that the exclusive forum provision in paragraph 15.1 of its Proposed Charter that designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between Galaxy and its shareholders does not apply to actions arising under either the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.

Note 5: Digital Assets Loan Receivable and Digital Assets Borrowed
Digital Assets Loan Receivable, Net of Allowance, page F-12
57.    We note that you incurred a $10.1 million provision for credit losses related to a loan with Three Arrows Capital during the nine months ended September 30, 2022 as disclosed here and on page 174, but it is unclear whether it is carried as an allowance at September 30, 2022 or actually provided for and written-off during the period. Please address the following:
•Revise your disclosure to clarify whether or not you have allowances recorded at each period end and discuss any activity in the allowance.
•Tell us and revise your disclosure to explain why the provision was needed given your collateral requirements and apparent over-collateralization. In your response, separately tell us:
◦The amount of the loan in terms of the type and amount of digital assets;

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U.S. Securities and Exchange Commission
◦The fair value of those digital assets on the date of the loan;
◦The fair value of those digital assets on the date of the loss;
◦The collateral terms called for in the contract, including when you were entitled to request additional collateral from the borrower;
◦The value of any collateral ultimately realized; and
◦Any other factors driving the need for the provision for credit losses.
Galaxy has revised the disclosures on pages F-12 and F-70 in response to the Staff’s comment. Galaxy advises the Staff that the loan with Three Arrows Capital ("3AC") was for USDC of $100 million. Such loan was in line with Galaxy's lending and credit policies as well as the relevant loan agreements. The loan was over-collateralized at its inception by a combination of bitcoin and ether, which at the time was valued at $110.2 million. Subsequent to the inception of the loan, 3AC replaced the ether collateral posted with an equivalent fair value of bitcoin, maintaining the necessary loan to value ratio. During June 2022, bitcoin experienced a rapid decline in market value in a very short amount of time, and Galaxy requested additional collateral to be provided in accordance with the relevant loan documents. Galaxy was entitled to request additional collateral from the borrower once the fair value of the collateral dropped below 102.5%. When 3AC did not provide additional collateral within the contractually stipulated timeframe, Galaxy liquidated the collateral for $90.3 million to satisfy a portion of the outstanding loan obligation. After all collateral was liquidated, a $10.1 million shortfall remained on the loan comprising a principal balance of $9.8 million and accrued interest of $0.3 million. As this amount was no longer collateralized and 3AC is in bankruptcy proceedings, an allowance for expected credit losses on the loan representing 100% of the remaining loan balance was recognized in June 2022. Although Galaxy is still seeking recovery of the remaining balance through the bankruptcy process, the allowance was charged off in January 2023, in line with Galaxy's policies.
Notes to Condensed Consolidated Interim Financial Statements
Note 4: Digital Assets
Significant Digital Asset Holdings, page F-12
58.    From your response to prior comment 72, you concluded that USD Coin is a digital financial asset. Please tell us why your disclosed holdings of this single digital financial asset at September 20, 2022 of $194,055,000 is greater than the $191,292,000 total of digital financial assets presented on your statement of financial condition.
Galaxy advises the Staff that its USDC balances at March 31, 2023, December 31, 2022 and December 31, 2021 make up the majority of its Digital financial asset balance on the statements of financial position. The USDC disclosed holdings in Note 4 of the consolidated financial statements of GDH LP included in the Registration Statement filed with this response letter are equal to or less than the total digital financial assets presented on the associated statements of financial position. The USDC balance as of September 30, 2022 disclosed on page F-12 of the previously filed Registration Statement was overstated. Given the fact that Galaxy will not disclose a statement of financial position as of September 30, 2022 in the future, no further action has been taken.
59.    Please tell us the holdings of each of the four additional digital financial assets identified in your response to prior comment 72 (i.e., Pax Dollar, Gemini Dollar, Binance USD and Huobi USD) or any other additional digital financial assets at each of December 31, 2022 and 2021 and September 30, 2022. Tell us how you use these additional digital financial assets and your assessment as to whether your use and holdings of these or new digital financial assets will increase substantially in the near term.”
Galaxy advises the Staff that its holdings of the respective additional digital assets were as follows:

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U.S. Securities and Exchange Commission

in USD	March 31, 2023	December 31, 2022	September 30, 2022	December 31, 2021
USDP	$—	$152,328	$1,448	$893
BUSD	206,050	791	17,029,283	37,738
GUSD	16	31	410,831	21
HUSD	—	—	1,568	584,269

Galaxy advises the Staff that these assets are held primarily to intermediate trades of other digital assets. As of the date of this response, Galaxy notes that its holdings of each of these digital assets is immaterial, and does not anticipate a significant increase in the use of these digital assets in the near term.

Note 15: Commitments and Contingencies
Litigation, page F-24
60.    Please tell us your consideration for separately disclosing your litigation with BitGo Holdings, Inc.
Galaxy advises the Staff that, as of February 9, 2023, it considered the relevant guidance in ASC Topic 450 and based on discussion with its legal counsel, Galaxy determined that its litigation with BitGo Holdings, Inc. had a remote probability of resulting in a financial outflow to the Company. In June 2023, the Delaware Court of Chancery granted Galaxy's motion to dismiss the litigation with BitGo. Although BitGo has appealed the decision, Galaxy continues to believe that there is a remote probability of a financial outflow. As such, Galaxy does not believe that disclosure is required.
Note 24: Subsequent Events, page F-39
61.    You disclose in the last paragraph that after September 30, 2022 you deconsolidated your sponsored investment funds as a result of a reduction of ownership percentages or amendments to the underlying partnership agreements. As it appears from disclosure in Notes 16 to your interim and annual financial statements that you consolidate these entities as the primary beneficiaries of these variable interest entities, please tell us why a reduction of ownership percentages is relevant in the determination to deconsolidate. If deconsolidation is solely dependent on changes to the underlying partnership agreements, revise your disclosure to remove reference to ownership percentage changes. Also, separately tell us what amendments were made to the partnership agreements and explain why they result in deconsolidation. Reference for us the authoritative literature you rely upon to support your accounting.
Galaxy advises the Staff that prior to September 30, 2022, certain sponsored investment funds were determined to be variable interest entities, and Galaxy consolidated them as the primary beneficiary. For these particular sponsored investment funds, Galaxy advises the Staff that the relevant governance documents were updated in the fourth quarter of 2022 to provide the limited partners not affiliated with Galaxy with substantive liquidation rights, which are considered kick-out rights as noted in BC49 of ASU 2015-02. These updates were made in order to attract additional funding from limited partners. Prior to these amendments, the funds were variable interest entities per ASC 810-10-15-14b.1.ii as the limited partners were not able to exercise kick-out rights or substantive participating rights over the general partner. The amendments were considered a substantive change in the design of the entity where the equity-at-risk investors obtain the characteristics of a controlling financial interest, thus triggering reassessment of variable interest model under ASC 810-10-35-4(e).
For certain other sponsored investment funds, Galaxy determined them to be variable interest entities, and Galaxy consolidated them as the primary beneficiary. Those particular sponsored investment funds, the funds issued additional equity interests where Galaxy’s ownership percentage was reduced to where

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U.S. Securities and Exchange Commission
it no longer has a significant variable interest in the funds, and thus deconsolidated because it was no longer the primary beneficiary.

Consolidated Statements of Cash Flows, page F-49
62.    We acknowledge your response to prior comment 67. As all impairment charges for digital assets are noncash charges, please tell us why your revised presentation does not depict all such impairment charges as an adjustment to net income. In your response, specifically tell us where/how the $2,291,813,000 difference between the $9,295,551,000 impairment charge on your statement of operations for 2021 and the $7,003,738,000 amount presented on your statement of cash flows is presented in your statement of cash flows.
Galaxy advises the Staff that Galaxy prepares its statements of cash flows using the indirect method described in ASC 230-10-45-28, which requires Galaxy to reconcile the net income to cash flows from operating activities by adjusting for both deferrals of payments of working capital balances as well as non-cash operating activities.

In Galaxy's ordinary course of business, Galaxy often exchanges its digital assets for other digital assets, for example a sale of BTC for ETH. In such transactions, revenue and cost of sale is recorded with no changes in cash to the Company. In Galaxy's statements of cash flows, Galaxy has reversed the non-cash revenue and cost of sale as a result of these types of non-cash transactions under ASC 230-10-45-28b, since they are not deferrals of balances but non-cash activities that are not expected to be reversed. By contrast, a portion of Galaxy's digital assets are sold for cash, and these cash sales are included in the net income in the statements of cash flows.

When an impaired digital asset is sold in a non-cash manner, the non-cash proceeds are shown in the Digital assets sales revenue line on the statements of cash flows. When a digital asset is acquired in a non-cash manner, the associated non-cash cost of purchase is initially included in the Net change in digital assets line. When such an asset is sold and derecognized, the associated non-cash acquisition cost is reversed in the Digital assets sales cost line on the statements of cash flows.

The impairment charge on the statements of operations are non-cash charges that relate both to digital assets that are held on the balance sheet as of period end, and those digital assets that were sold and derecognized during the period. Galaxy observes that impairment expense and cost of revenue related to digital assets acquired in a non-cash transaction are effectively identical in nature, as such, when deriving the net cash from operating activities, Galaxy used its trade data to allocate the impairment charges between the captions of Digital assets sales cost, which includes impairment of digital assets sold ($2.3 billion for year ended December 31, 2021), and Impairment of digital assets, which includes impairment of the digital assets that were still held on balance sheet as of period end ($7.0 billion for year ended December 31, 2021).

Galaxy notes that given the unusual nature of its operations, where a substantial portion of its trading digital assets are acquired in non-cash transactions, Galaxy considered the different approaches of presenting the statement of cash flows using the indirect method, and concluded that separating the non-cash impairment charges into these line items most closely aligns with Galaxy's understanding of the requirements of Topic 230 and operations of Galaxy's business.

63.    We acknowledge your response to prior comment 69. We do not believe your statement that “cash flows from operating activities are generally the cash effects of transaction and other events that enter into the determination of net income” provides sufficient basis to support the determination of whether such cash flows are operating or investing cash flows. Further, it

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appears your reference to ASC 230-10-45-22 relates to a single sentence in this paragraph taken out of context. Please provide us a comprehensive accounting analysis with specific citation to authoritative literature that supports your classification within operating activities and your determination that cash outflows for the acquisition of digital assets and cash inflows from the sale of digital assets are not investing activities.
Galaxy advises the Staff that substantially all of its digital assets are purchased and sold for trading purposes as part of its Global Markets segment. Given the lack of authoritative guidance on cash flow presentation for digital asset trades, Galaxy analyzed Topic 230 and determined how it could apply to the Company's fact pattern.

Topic 230 provides definitions of investing and financing activities in the statement of cash flows, and provides examples of activities that should be included in the operating cash flows in paragraphs 230-10-45-12 through 45-15. Galaxy evaluated whether its purchases and sales of digital assets for cash meet the definition of investing or financing activities, and notes that:

•Investing activities include cash outflows for purchases of productive assets such as property and equipment, loans, and debt or equity instruments. Similarly, cash inflows from investing activities include cash received from sale of such productive assets, loans, or equity instruments whose purchases were deemed to be investing cash outflows.
•Financing activities include transactions with owners or creditors to finance the operations of the company.
•Galaxy does not purchase or sell digital assets from/to its owners or long-term creditors. As such, trades of digital assets do not meet the definition of financing activities.
•The digital assets Galaxy trades do not in themselves produce income and do not meet the definition of a productive asset32.
•Additionally, investing activities exclude certain assets, such as material that form part of an entity's inventory or financial assets purchased specifically for resale.
•Although digital assets are not raw materials processed into inventory, and the majority of Galaxy's digital assets do not meet the definition of financial assets such as debt or equity securities, Galaxy purchases these assets with the specific objective of reselling them as part of its Global Markets segment.
•As such, Galaxy applied the guidance in ASC 230-10-45-17a and 45-21 to its actively traded digital asset portfolio and presents such assets in operating activities on the statements of cash flows.

Additionally, Galaxy advises the Staff that where Galaxy makes long-term investments in digital assets that are not held for trading, the associated cash activities are included within the investing section of the statements of cash flows.

64.    We are unable to locate the accounting analysis citing authoritative literature supporting your cash flow classification that we requested in prior comment 70 and therefore we reissue that request. To the extent you continue to believe ASC 230-10-45-20 applies, your analysis should comprehensively explain why. For example, ASC 230 includes that paragraph under the subheading Acquisitions and Sales of Certain Securities and Loans and also references a trading
32 The Company notes that GAAP does not define a productive asset. The Company deems an asset that is capable of generating cash flows independently or can be used to produce another asset to be a productive asset.

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U.S. Securities and Exchange Commission
account, for which incremental guidance is provided, however your response provides no analysis supporting the applicability of this guidance to your facts and circumstances.
Galaxy advises the Staff that in its Global Markets segment, which manages Galaxy's actively traded portfolio of investments and digital assets, Galaxy takes trading positions on certain digital assets and equity securities that results in a short exposure to these assets.
These activities represent a core operating activity of the Global Markets segment. Similar to the analysis in comment 63, these activities do not meet the definition of investing or financing activities discussed in Topic 230.

While Topic 230 provides examples of cash flows from operating activities, ASC 230-10-45-16(c) and ASC 230-10-45-17(f) require that activities that do not meet the definition of investing or financing activities be included in cash flows from operations.

65.    As a follow-up to the preceding comment, we note your disclosure in the risk factor at the bottom of page 80 that you typically effect short sales of digital assets through borrowing the sold digital asset from a third party. Please more fully describe the various ways in which you sell digital assets short and the steps involved and provide a comprehensive accounting analysis with citation to authoritative literature for your accounting for short sales. Also, tell us the following:
•Whether you account for the sale portion of a short sale differently from any other sale on your platform or the borrowing portion of the short sale differently from your other digital asset borrowings.
•Why you apparently only have a liability for digital assets sold short at December 31, 2020 as disclosed in the table at the bottom of page F-79 and an embedded derivative associated with digital assets sold short as disclosed in the table at the top of page F-77.
•Why there do not appear to be similar accounts on your statements of financial position at December 30, 2021 or September 30, 2022.
•Why the embedded derivative asset of $7,298,000 at December 31, 2020 is greater than the $5,278,000 liability at that date.
•How you determined the absolute notional for the embedded derivative - digital assets sold short, of $14,153,000 as of December 31, 2020.
•Why the embedded derivatives - digital assets sold short fair value of $7,298,000 at December 31, 2020 is not included in the fair value measurement table in Note 9 on page F-78.
Galaxy advises the Staff that in a typical short sale of a digital asset, Galaxy seeks to borrow the specific type of digital asset through various venues. This portion of the transaction is accounted for as a digital asset borrowing transaction as further discussed in response to comment 77. A liability is recognized in the digital asset loans payable on Galaxy's balance sheet.
Once Galaxy takes possession of the borrowed digital assets, Galaxy proceeds to sell the assets through trading channels such as over-the-counter transactions or digital asset trading platforms. This is accounted for as a sale of digital assets as further discussed in response to comment 66. Selling the borrowed digital assets economically creates a short position in that digital asset.

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Galaxy further advises the Staff that the digital asset sold short at December 31, 2020 related to a portion of digital asset loans Galaxy acquired with the acquisition of Blue Fire Capital that were not covered by Blue Fire Capital's digital assets on hand (i.e., in order to return the loaned assets, Blue Fire Capital would have to buy the digital assets on the open market). Upon integration of Blue Fire Capital's operations into the consolidated Galaxy operations, all digital asset borrowing transactions, regardless if they are for a short sale or not, are included in the digital asset loans payable balance on the statements of financial position.

Regarding the embedded derivative disclosure, the derivative asset is greater than the balance sheet liability at December 31, 2020 as the net decrease in the fair value of Galaxy's borrow obligation (based on the $14.2 million notional at the borrow and subsequent sale date) was greater than the fair value of the obligation at the end of the period. The absolute notional of $14.2 million is the cost basis of the borrowed digital assets, based on the fair value on the date of the borrow. Given that Galaxy no longer discloses a statement of financial position as of December 31, 2020, this applicable disclosure was not included in the Registration Statement.

Galaxy notes that the digital assets sold short should have been included in the fair value measurement table in Note 9. However, as Galaxy no longer presents fiscal year 2020 balances, Galaxy did not reflect the change in the Registration Statement. Digital asset loans payable are included in the fair value measurement table in Note 9.

Digital Asset Sales, page F-55
66.    We acknowledge your response to prior comment 71. Please provide us a comprehensive accounting analysis supporting recognition of digital intangible asset sales revenues and related cost of sales on the trade date that encompasses all prior related responses and references the authoritative literature you rely upon to support your accounting. In your response ensure you address the following:
•Regarding ASC 606 sale accounting:
◦Describe the settlement timeline and the parties involved, identifying for each step in the timeline whether the step occurs on- or off-blockchain and explaining what causes settlement to take up to a few weeks in light of your assertion that the settlement process is well-established and does not require significant effort by either party to complete. Also, provide us data indicating the time periods in which your transactions actually settled (e.g., on the same day, the next day, within several days, within several weeks) and whether any transactions have failed to settle and, if so, the reasons why and how many.
◦Clarify what you mean by the statement that your counterparty cannot withdraw the assets off your platform until settlement and how this does not preclude the transfer of control to your customer and thus completion of your performance obligation.
◦If your customer cannot withdraw the assets off your platform, tell us your consideration as to whether you have actually loaned the related digital intangible asset to your customer until the settlement date.

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•Regarding derivative accounting between order acceptance and settlement:
◦Support your assertion that no exceptions to derivative accounting exist by specifically telling us your consideration of each of the derivative scope exceptions in ASC 815-10-15-13.
◦If it is appropriate to record digital asset sales revenue on the trade date, tell us whether you derecognize the related digital asset as a cost of revenue and, if so, tell us why it is appropriate to:
▪Record a derivative if the associated digital asset is derecognized; and
▪Classify any such derivative with digital intangible assets on your statements of financial position if the associated asset is derecognized.
◦Clarify for us and consider the need to revise financial statement disclosure to describe the situations when you have recorded a derivative versus those when you have not.
◦Your response discusses sales of digital assets for cash. Expand your accounting analysis to address sales of digital asset for another digital asset, including your evaluation of whether there is another embedded derivative.
Galaxy advises the Staff that it has provided its response within Annex XV hereto.
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page F-55
67.    We acknowledge your response to prior comment 62 and your disclosures on pages F-10 and F-73 that the amount of staking rewards received are not material in any of the periods presented. Please revise your disclosure to clarify where these rewards are recorded in your statements of operations and in what segment(s). To the extent you record staking rewards received in return for providing validation services for customers in the same line item as staking rewards earned on your own staked digital assets, separately tell us why the same classification is warranted and reference for us the authoritative literature you rely upon to support your accounting. Finally, we note that the location of your staking income on your staked assets indicated in the fourth paragraph on page 43 of your unredacted response is not a separate line item on your statements of operations. Please clarify.
Galaxy has revised the disclosure on pages F-10 and F-68 in response to the Staff’s comment. Galaxy advises the Staff that Galaxy intended to reference Income from lending and staking (previously referred to as Income from lending) when Galaxy referenced interest income in the fourth paragraph on page 43 of Galaxy's unredacted response to the Staff's previous comment letter.
Galaxy also advises the Staff that fees earned from Foundations for running validator nodes and commissions earned by Galaxy on third party digital assets delegated to Galaxy-run validator nodes are included in Fee income in the consolidated statements of operations in the Digital Infrastructure Solutions segment. Galaxy notes these fees have historically been de minimis.

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Digital Assets, page F-56
68.    We acknowledge your response to prior comment 63. Please tell us why it is appropriate to classify all your digital intangible assets and digital financial assets as current assets. Reference for us the authoritative literature you rely upon to support your classification.
Galaxy advises the Staff that Galaxy classifies digital intangible assets and digital financial assets as current assets based on the general definition of current assets in Topic 210.
Galaxy's normal operating cycle is 12 months, and given the volume of trading and lending activity Galaxy engages in, Galaxy's digital assets are generally expected to turn over multiple times within each operating cycle. In the year ended December 31, 2022, Galaxy had digital asset sales revenue of approximately $120 billion, and an opening digital asset balance of approximately $2 billion. As such, Galaxy's digital assets are "reasonably expected to be realized for cash, or sold or consumed during the normal operating cycle of the business," which is consistent with the definition of current assets in Topic 210.

69.    Please tell us and revise your accounting policy statement to clarify whether you recognize impairment of digital intangible assets whenever fair value of a digital asset is below its carrying value. In this regard, we note that your disclosure on pages F-11 and F-73, which references impairment at the “time of measurement,” appears to be inconsistent with the requirement in ASC 350-30-35-19, as well as your risk factor disclosure on page 119 and digital asset price risk disclosure on page 181 that state that an impairment exists if at any time the carrying value exceeds the lowest price quoted on an active digital asset trading platform. In addition, revise your disclosure on pages F-11 and F-73 regarding “time of measurement” accordingly.
Galaxy has revised the disclosure on pages F-10 and F-68 in response to the Staff’s comment. Galaxy advises the Staff that impairment on digital intangible assets is recognized whenever their fair value is below their carrying amount.
70.    Please tell us why you believe it is appropriate to classify digital asset impairment as a cost of revenue. Reference for us any authoritative literature relied upon to support your position.
Galaxy advises the Staff that it accounts for digital intangible assets under Subtopic 350-30, and ASC 350-30-45-2 requires impairment losses for intangible assets to be presented in income statement line items within continuing operations as deemed appropriate for each entity. In the absence of comprehensive authoritative guidance that applies to cost of revenue, Galaxy exercised judgement in presenting the digital intangible asset related impairment charges as part of cost of revenues as opposed to as part of operating expenses.
Both digital asset sales cost and Impairment of digital assets represent the recognition of an expense related to the cost of purchased intangible digital assets, and the cost of purchased intangible digital assets is a cost that Galaxy must necessarily incur to generate Digital assets sales revenue. If Impairment of digital assets were excluded from the calculation of cost of revenues, it would present misleading gross profit amounts, which are not consistent with how Galaxy measures its performance.

71.    We acknowledge your response to prior comment 74. It is unclear why you analogize to inventory accounting when there appears to be directly applicable literature in ASC 610-20. Further, we note your response makes an assertion of compliance with ASC 610-20-32-2 without explaining how separate FIFO pools achieves such compliance. Please provide us a comprehensive accounting analysis specifying how your use of separate FIFO pools complies with the ASC 610-20-32-2 requirement to evaluate whether you meet the criteria to derecognize a distinct nonfinancial asset and, if so, recognize a gain or loss for the difference between the amount of

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U.S. Securities and Exchange Commission
consideration measured and allocated to that distinct asset in accordance with ASC 610-20-32-3 through 32-6 and the carrying amount of the distinct asset. In your response, clarify whether there are multiple legal entities that hold digital intangible assets in your FIFO pool not for high-frequency trading. If so, clarify how, for example, the disposal of a specific digital intangible asset by subsidiary A has a distinct cost for that entity if the oldest unit cost for the FIFO pool comes from a purchase by subsidiary B.
Galaxy advises the Staff that all of its trading counterparties are customers for accounting purposes. Subtopic 610-20 does not apply to transactions with counterparties that are customers, therefore it is not applicable to Galaxy's trading business. Nonetheless, Galaxy acknowledges that Topic 606, which covers transactions with customers, does not provide guidance on recognition of cost of revenue. As such, further consideration under Subtopic 610-20 is given to the method which Galaxy uses to determine the cost basis of digital assets sold.
ASC 610-20-32-2 requires an entity to measure gain or loss on sale of nonfinancial assets as the difference between the amount of consideration received and the carrying amount of the asset. The Subtopic does not prescribe a specific method to measure the carrying amount of sold nonfinancial assets in situations where the reporting entity has recognized multiple fungible nonfinancial assets and only a portion of which are sold in a particular transaction. As such, Galaxy determined that it was necessary to establish an accounting policy defining a systematic approach to be applied consistently across periods and different types of digital assets to meet the measurement objectives of the Subtopic.

As discussed in Galaxy's response to prior comment 74, the issue of establishing an accounting policy to determine the amount of cost to be derecognized when a fungible asset is sold is addressed in other areas of GAAP such as Topic 330. To determine the specific carrying amount of individual assets traded, Galaxy chose the FIFO method as the systematic approach to consistently allocate cost across the company.

Until December 31, 2022, Galaxy operated two digital asset pools as noted in Galaxy's previous response. One pool contained the digital assets traded by Galaxy's Quantitative Proprietary Trading ("QPT") group, which engages in high frequency trading across multiple digital asset trading platforms, and a second pool contained the remaining digital assets of the company. The QPT group was acquired in November 2020 as part of the Blue Fire Capital acquisition. Upon its acquisition, QPT operated using its separate financial operations infrastructure that tracked the purchases and sales of digital assets across the various trading venues it operates. Over the past two years, Galaxy has created a set of new processes and infrastructure that has allowed Galaxy to successfully integrate QPT with the rest of Galaxy's operations, allowing Galaxy to operate a single digital asset pool as of and since January 1, 2023.

Although there are multiple consolidated subsidiaries (legal entities) that hold digital intangible assets, for Galaxy’s consolidated financial statements, Galaxy does not establish separate FIFO pools based on separate legal entities. This is because in practice, Galaxy has the practical ability to, and often does, source digital assets from different consolidated subsidiaries to meet its external counterparty obligations. For example, digital assets mined by Mining could be sold to a trading counterparty. Galaxy facilitates such internal transfers using intercompany accounts that eliminate upon consolidation, although the digital asset may or may not be transferred between different Galaxy wallets prior to its external sale. A fundamental principle in US GAAP is that intercompany transactions should be eliminated in consolidation and should not affect the consolidated financial statements. If in the consolidated financial statements Galaxy had established separate FIFO pools for each legal entity, Galaxy would still have had to unwind the effects of having separate FIFO pools in consolidation (e.g., a step up in cost basis when a digital

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asset is sold from one subsidiary to another), which would result in consolidated financial results that are consistent with having a single FIFO pool.

72.    We acknowledge your response to prior comment 62. Please tell us your expectations for the growth of your staking activities in the near term and whether it will become a more substantial component of your operations relative to those presented historically.
Galaxy advises the Staff that with the transition of the Ethereum blockchain from a proof of work to a proof of stake consensus mechanism, Galaxy anticipates that its proprietary staking activities will become a more substantial component of its operations relative to those presented historically, as there is a substantially larger opportunity to participate in such staking activities. At this time, Galaxy does not offer staking services and does not have a framework in place to offer staking services to its customers, however, Galaxy is currently exploring ways to properly offer staking services in a manner that complies with all applicable securities laws.
Mining Revenue, page F-56
73.    We are continuing to evaluate your response to prior comment 64 and may have further comments. In the interim, please tell us your expectations for the growth of your mining business in the near term and whether it will become a more substantial component of your operations relative to those presented historically. In your response:
•Provide us a breakdown of your historical mining revenues for each period presented in your filing between mining pool participation rewards and transaction fees, mining equipment leasing, and any other mining consulting services;
•Tell us the mining rewards and transaction fees revenues recognized by Helios in 2022;
•Clarify how much of your near term expectations for mining rewards and transaction fees are due to the increased mining capacity provided by Helios; and
•Tell us whether your expectations are based on current levels of digital asset prices or whether they contemplate significant future increases in such prices.
Galaxy advises the Staff that since the acquisition of Helios on December 28, 2022, Galaxy has received permission to further expand the capacity of the site up to 800 MW (from the current 200 MW approved electrical infrastructure capacity). As such, Galaxy expects its Bitcoin mining activity to increase in size relative to historical operations.
The following table provides a breakdown of Galaxy's historical mining revenues. As Galaxy only acquired Helios in late December 2022, the amount of mining rewards and other hosting revenue generated by the Helios site were de minimis for the year ended December 31, 2022.

	Three months ended	Year ended
	March 31, 2023	December 31, 2022	December 31, 2021	Income statement caption
Mining rewards	2,417	30,756	10,922	Income from mining
Hosting fee	6,268	—	—	Fee income
Leasing income	1,246	3,322	14,186	Fee income
Total	$9,931	$34,078	$25,108

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The majority of Galaxy's anticipated increase in mining rewards and hosting fee income will be derived from the Helios operations, from both bringing current capacity on-line and building out additional capacity. Although Helios has been approved for additional capacity as noted above, Galaxy has not yet utilized the existing capacity to the fullest extent. As such, Galaxy expects any mining revenue in 2023 to be derived predominantly from existing capacity at Helios. In estimating Galaxy's future mining related cash flows, Galaxy uses the current digital asset prices and network hash rate with no significant future increase in such inputs. The projected increase in activities are a result of an anticipated build out of the Helios site for both proprietary and hosted bitcoin mining activities which will result in a higher maximum hash rate which the site can generate.

Digital Assets Loan Receivable, page F-57
74.    Although you disclose that you lend both digital financial assets and digital intangible assets in the second paragraph of this policy note, it is unclear whether your stated accounting applies to both types of digital assets. If the same accounting applies, revise your accounting policy disclosure to clarify. If it does not, provide us an accounting analysis supporting the differences in accounting for each type.
Galaxy advises the Staff that the same policy applies to both digital intangible asset loans and digital financial asset loans. Galaxy has revised the disclosure on page F-56 in response to the Staff’s comment.
75.    On page 33 of your response to prior comment 76 you indicate that additional fees may be collected on your digital asset loans in the form of upfront fees and/or origination fees. Please revise your accounting policy disclosure to indicate how you account for these fees. For your Open Ended Loans, provide your supporting accounting analysis with reference to the authoritative literature you rely upon. This comment also applies to your digital assets borrowed policy on page F-58 as it appears from your response that you may also pay upfront fees and/or origination fees on digital assets borrowed.
Galaxy advises the Staff that while the additional fees are defined in its master lending agreements, Galaxy has never charged such fees on either open ended or term loans. Galaxy has had some instances of being charged an upfront fee for digital asset loans payable. The amount of the fees was immaterial and was recognized as part of the Cost of borrowing at the time of payment. Galaxy expects that such fees, both as a lender and a borrower, will be inconsequential to Galaxy's financial statements and Galaxy will continue to record them as incurred. Galaxy has revised the disclosures on page F-56 in response to the Staff’s comment.
76.    We acknowledge the collateral portion of your response to prior comment 76. Please provide us a complete accounting analysis with citations to the authoritative literature supporting your accounting for collateral received in lending transactions, including when you would need a SAB 121 safeguarding liability and corresponding safeguarding asset.
As part of your analysis, help us understand in situations where collateral can be rehypothecated how your analysis differs from your accounting for digital asset borrowing agreements, and if so, explain why.
Galaxy advises the Staff that as part of its lending operation, Galaxy receives digital asset collateral from counterparties as security for the loan receivable. Galaxy has the right to rehypothecate the collateral in most cases. Despite the contractual requirement to return the collateral, Galaxy has concluded based on its assessment of control under Topic 606, that given the fungible nature of digital assets, the party with rehypothecation rights obtains control of the collateral asset. Upon receipt of such collateral, the digital intangible assets are added to Galaxy’s digital asset inventory pool and measured at cost less

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accumulated impairment charges. Digital financial assets received as collateral are measured at fair value in accordance with Galaxy's accounting policy.

The corresponding obligation to return the collateral to Galaxy's lending counterparty represents a liability that is economically similar to borrowing of digital assets by Galaxy. As further discussed in the response to comment 77 below, this liability contains an embedded derivative and is accounted for at fair value on Galaxy's statements of financial position.

Occasionally, Galaxy may receive digital asset collateral from counterparties where Galaxy does not have the right to rehypothecate. In such instances, Galaxy segregates the counterparty collateral from the rest of its proprietary digital assets and accounts for the digital assets as safeguarding assets under SAB 121 with an associated safeguarding liability to return the digital assets. Galaxy advises the Staff that, although Galaxy does not operate a platform that allows its customers to transact in digital assets, the nature of its obligation to hold the collateral asset without the ability to sell, trade, pledge, or otherwise encumber the specific assets is similar to that obligation of a custodian as described in SAB 121. As such, Galaxy believes that the application of SAB 121 is appropriate for collateral assets that Galaxy is contractually restricted from controlling.

Digital Assets Borrowed, page F-58
77.    We acknowledge the borrowing portion of your response to prior comment 76. As Question 26 of the AICPA Digital Assets Working Group Practice Aid is non-authoritative, please provide us a complete analysis with citation to the authoritative literature you rely upon to support your accounting for digital assets borrowed. In your response, specifically explain why you believe an embedded derivative exists and provide an illustrative example of how it is measured.
Galaxy advises the Staff that, upon receipt of borrowed digital assets, Galaxy evaluates whether it has obtained control of the digital asset using the control framework outlined in Topic 606. Specifically, Galaxy considers its ability to sell, transfer, pledge, loan, or encumber the digital asset received. Although Galaxy is required to return the same quantity of digital assets to the lender at the termination of the digital asset loan, there is no requirement for Galaxy to return the specific assets that it initially borrowed. Indeed, given the fungible nature of digital assets, there is no technological mechanism to enforce the return of specific assets once they are transferred to a wallet controlled by Galaxy.

Galaxy has concluded that all of its digital asset borrowing arrangements allow it to obtain control of the digital assets. As such, borrowed digital assets are accounted for in the same way as other digital assets that Galaxy controls. These digital assets are included in Galaxy's inventory pool and derecognized on a first-in-first-out basis.

The lending arrangement includes a put and call option by either party to terminate the loan. This option meets the definition of a derivative under ASC 815-10-15-83, as:

1.The contract contains an underlying, which is the units of digital assets borrowed;
2.The contract requires no initial net investment; and
3.The underlying digital assets can be readily converted to cash and meet the net settlement criterion.

Galaxy also notes that none of the derivative scope exceptions in ASC 815-10-15-13 are met for the lending contracts. Economically, the borrowing arrangements are similar to an obligation to deliver a fixed number of shares in a debt host contract, as described in ASC 815-10-55-76. As such, the lending contracts contain an embedded derivative for the obligation to return the borrowed assets. Additionally,

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the host contract has characteristics of a debt host as it contains stated interest rate that is denominated in digital assets, an obligation to return the principal balance with no other equity-like features or economic characteristics afforded to the lender.

Galaxy further notes that the embedded derivative is separated from the host contract per ASC 815-15-25-1 as:

1.It is not clearly and closely related to the host contract, as its value depends on the fair value of the underlying digital assets and not the host contract;
2.The host contract cannot be otherwise measured at fair value under GAAP; and
3.The standalone put and call features meet the definition of a derivative as described above.

As such, Galaxy records a liability for the obligation to return the underlying digital asset pursuant to ASC 815-15-25-4, and measures the liability to return the underlying digital asset at fair value.

Interest is paid in kind using the underlying digital assets, and is accrued to the digital asset loans payable balance. Accrued interest also represents a debt host with an embedded derivative similar to the principal balance discussed above.

To illustrate Galaxy's accounting for a typical digital asset borrowing transaction, consider the following fact pattern:

1.Galaxy borrows 100 BTC on 1/1. BTC is valued at $20,000 per BTC.
2.The interest rate on the loan is 12% per annum, or 1 BTC per month.
3.Galaxy repays the loan and accrued interest on 1/31, when BTC is valued at $30,000 per BTC.
4.The average value of BTC for the month of January is $25,000 per BTC.
5.Assuming Galaxy acquired 1 BTC to make interest payment on the loan at the average market price of $25,000.
6.Assuming no other digital asset transactions occurred, and no impairment was recognized on digital intangible assets.

The journal entries associated with the illustrative example above is as follows:

Date	Account	Dr.	Cr.
Jan 1	Digital intangible assets	$2,000,000
	Digital asset loans payable		$2,000,000
Record the receipt of 100 BTC at $20,000, with the associated loan liability

Jan 31	Interest expense	$25,000
	Other current liabilities		$25,000
Record the accrued interest expense under the digital asset loan for 1 BTC at average price of $25,000

Jan 31	Net gain/loss on digital assets	$1,000,000
	Digital asset loans payable		$1,000,000
Record the increase in value of the digital asset loan liability from $20,000 to $30,000

Jan 31	Digital asset loans payable	$3,000,000
	Other current liabilities	$25,000

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Digital intangible asset	$2,025,000
Net gain/loss on digital assets	$1,000,000
Record the settlement of the digital asset loan with digital intangible assets

78.    We acknowledge the collateral portion of your response to prior comment 76. Please provide us a complete accounting analysis with citations to the authoritative literature supporting your accounting for collateral pledged or posted in borrowing transactions. As part of your analysis, help us understand the difference between pledging and posting and whether your accounting differs and, if so, explain why. Finally, explain whether your analysis differs from your accounting for digital asset lending agreements (including whether ASC 326 applies) and, if so, explain why.
Galaxy advises the Staff that collateral requirements vary depending on the specific counterparty. Generally, OTC counterparties require Galaxy to send collateral to a designated digital asset wallet. Galaxy's accounting for the collateral posted depends on the rights that Galaxy's counterparty has to the collateral assets.

If the counterparty has the ability to rehypothecate the digital asset collateral, Galaxy would derecognize the digital assets following the same control assessment discussed in response to comment 66. Galaxy recognizes a receivable that represents the right for Galaxy to receive the collateral assets when the loan is repaid. This receivable is economically similar to a digital asset loan receivable that Galaxy measures at fair value. This receivable is presented as Assets posted as collateral on Galaxy's statements of financial position. As such, Galaxy follows the same accounting for digital asset loans receivable.

If a counterparty does not obtain control of Galaxy's collateral assets, Galaxy does not derecognize the assets and continues to hold them at cost less accumulated impairment in its Digital intangible assets or Digital financial assets balances.

As Galaxy is exposed to counterparty credit risk when posting collateral assets, Galaxy evaluates collateral assets for expected credit losses using the same methodology that Galaxy applies to fiat and digital asset loans receivables further discussed in response to comment 86 below.

79.    We acknowledge your responses to prior comments 44 and 76. Please address the following:
•Tell us why it is appropriate to classify changes in fair value of the embedded derivative associated with the obligation to return borrowed digital assets and any gain or loss on the return of those digital assets as a component of revenue. Also tell us why it is appropriate to classify changes in fair value of digital assets that you post as collateral for digital assets borrowed that can be rehypothecated by the lender and any gain or loss on the posting of that collateral as a component of revenue. In your response, explain your consideration as to whether these gains or losses and fair value movements are a component of your borrowing costs and reference for us the authoritative literature you rely upon to support your classification.
•In your response to prior comment 44 you indicate that when you sell digital assets borrowed in third-party transactions you realize a gain or loss associated with the difference between the value of the liability plus the associated embedded derivative and the carrying value of the digital assets. Please tell us why any gain or loss on the sale of

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borrowed digital assets is predicated on the liability to return the borrowed digital assets plus the associated embedded derivative as it appears they would still exist after the sale.
Galaxy advises the Staff that in evaluating the presentation of net gain or loss on digital asset loans and collateral, Galaxy evaluated the nature of the arrangement and determined that including these amounts as a component of revenue is appropriate given the following factors:

•As noted in prior responses, Galaxy concluded that Galaxy’s obligation to return the digital assets borrowed contains an embedded derivative that requires bifurcation from the host instrument. Topic 815 does not provide guidance on where the changes in fair value of an embedded derivative is to be presented on the statements of operations.
•Galaxy borrows digital assets not as a means to fund its corporate functions, but primarily to meet counterparty obligations or to take trading positions on a given digital asset. These activities would be considered part of Galaxy's ordinary activities. In other words, Galaxy is exposed to pricing risk associated with the underlying digital assets in a manner similar to its proprietary digital asset holdings.
•Galaxy also notes that other diversified banks in the traditional finance sector present changes of fair value of their assets and liabilities that are subject to fair value accounting as a component of revenue.
•Galaxy considered whether the changes in fair value of the embedded derivative should be presented as a component of its borrowing cost, and noted that doing so would not be in line with the requirements of ASC 835-30-35-2 to apply a constant rate of interest to a loan.
•Additionally, Galaxy notes that the separation of the fair value changes of the embedded derivative from the interest expense is consistent with the accounting for its Exchangeable Notes, which also contain an embedded derivative that is bifurcated from the host contract.

Galaxy would like to clarify its response to comment 44 on the previous comment letter from the Staff. As described in the response to comment 77, when Galaxy borrows digital assets, the borrowed asset is added to its digital asset pool when Galaxy obtains control of the asset. The digital asset loans payable associated with the borrowing is only derecognized when the loan is repaid. A gain or loss is only recognized when the fair value of the digital asset loans payable changes, or when it is repaid. Separately if Galaxy sells the borrowed digital asset, a cost of sale is recognized using the FIFO method, which results in recognition of net income or loss depending on the cost of sale assigned to the digital assets sold. This amount is not recognized in the Net gain/loss on digital assets on the statements of operations.

Digital Assets Receivable, page F-58
80.    We acknowledge your response to prior comment 73. Given that your investments in start-up blockchain projects are executory contracts and not equity investments, please revise the classification of those investments to be grouped with other assets not investments in equity securities.
In response to the Staff's comment, Galaxy has reclassified executory contracts out of the "Investments" financial statement line item to "Other non-current assets". The profit and loss impact associated with these executory contracts is also reclassified out of Net gains/loss on investments. Given the immateriality of the balances, Galaxy did not highlight these changes in its basis of presentation footnote (Note 1).

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81.    Please tell us why the amounts of digital assets receivable on your statements of financial position at September 30, 2022 and December 31, 2021 and 2020 do not agree with the amounts presented in your response to prior comment 73.
Galaxy advises the Staff that the digital assets receivable presented in Galaxy's response to prior comment 73 represents both the current and non-current balance digital assets receivable balances on its statements of financial position at September 30, 2022 and December 31, 2021 and 2020.
Collateral Payable, page F-59
82.    Please revise your policy disclosure to indicate how you measure collateral payable after initial recognition and where you record the change in fair value.
Galaxy has revised the disclosure on page F-58 in response to the Staff’s comment.
Current Expected Credit Losses, page F-66
83.    You disclose in the penultimate sentence of this policy note that ASU 2016-13 impacts only those financial instruments that you carry at amortized cost, including digital assets loan receivable. As digital assets loans receivable with underlying indefinite-lived intangible assets are not financial instruments and no digital assets loans receivable are carried at amortized costs, please revise your disclosure to remove this implication and clarify that you apply the ASU 2016-13 model to digital assets loans receivable balances by analogy.
Galaxy has revised the disclosure on page F-64 in response to the Staff’s comment.
Investments, page F-62
84.    We acknowledge your response to prior comments 68 and 73. Please tell us the amounts of pre-network launch investments you made in each of 2020, 2021 and 2022. In addition tell us how much of the digital assets receivable on your statements of financial position at September 30, 2022 and December 30, 2021 and 2020 were initially pre-network launch investments. Finally tell us whether you anticipate significant increases in the level of these investments in the near future.
Galaxy advises the Staff that Galaxy invested $0.002 million, $3.1 million, $8.9 million and $1.2 million in pre-network launch investments in the three months ended March 31, 2023 and the years ended December 31, 2022, 2021 and 2020, respectively. As of March 31, 2023, and December 31, 2022, 2021 and 2020, 25.2%, 26.2%, 88.2% and 57.0%, respectively, of the digital assets receivable on Galaxy's statements of financial position were pre-network launch investments. The remainder of the digital assets receivable balances represent bilateral contracts between Galaxy and foundations for tokens post network launch.
Galaxy opportunistically invests in pre-network launch investments for the purpose of developing the crypto ecosystem and promoting future commercial relationships with companies in adjacent businesses. However, Galaxy does not anticipate a significant increase in the level of these investments in the near future.

Recently Adopted Accounting Pronouncements
SAB 121, page F-65
85.    We note your disclosure at the bottom of page 17 indicating that GalaxyOne Prime LLC “holds digital assets either in omnibus accounts for the benefit of its clients at one or more digital asset

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custodians, or in custodial wallets at one or more digital asset trading platforms, as agreed with each customer. Galaxy does not itself hold digital assets in custody.” We also note that SAB 121 applies to agents and other third parties that hold cryptographic keys on behalf of a registrant. Please provide us a comprehensive accounting analysis of the applicability of SAB 121 to these circumstances.
Galaxy advises the Staff that its business model has evolved since its Registration Statement was last filed, such that GalaxyOne customer digital assets will now only be held in custodian omnibus accounts. In light of recent bankruptcy events in the crypto industry, Galaxy no longer retains customer assets on trading platforms. Galaxy advises the Staff that digital assets held in a custodian account on behalf of customers of GalaxyOne Prime LLC meet the definition of safeguarding assets under SAB 121 and are included as SAB 121 assets and liabilities in the consolidated financial statements of Galaxy. As the Staff noted, Galaxy evaluates its contractual arrangements with each counterparty and concludes whether Galaxy is the principal in the transaction. For customers of GalaxyOne Prime LLC, Galaxy has concluded that Galaxy is a principal and provides custody services as described in SAB 121.
Note 5: Digital Assets Loan Receivable and Digital Assets Borrowed
Digital Assets Loan Receivable, Net of Allowance, page F-75
86.    We note your disclosure at the top of page F-58 that you recorded no credit-related impairment to digital assets loan receivable in the years ended December 31, 2021, 2020, and 2019. We also note your disclosures at the bottom of page F-57 relating to the collateral provisions that are typical for your loans, as well as that the allowance for credit losses on digital assets loan receivable under the current expected credit loss (“CECL”) model reflects management’s estimate of credit losses over the remaining expected life of the loans and also considers forecasts of future economic conditions. Please address the following:
•Your disclosure states that the majority of your digital assets loan receivable is secured by liquid collateral that is typically 110% to 140% of the principal balance. For each statement of financial position presented, please quantify for us the amount and number of loans which are:
◦not secured by any collateral;
◦secured by collateral that is not liquid; and
◦secured by collateral that is below 100% of the principal balance of the digital assets loan receivable.
•Your disclosure states that you are entitled to request additional collateral from the borrower if the fair value of the collateral associated with a given loan drops below a predefined threshold, typically 110% of the fair value of the digital assets on loan. For each statement of financial position presented, please quantify for us the dollar amount and number of loans which are not subject to this particular threshold.
•Your disclosure states that if the borrower fails to provide additional collateral upon request, you are entitled to liquidate the collateral held and close out the associated digital asset loan(s). Please disclose the time period the borrower has to post the additional collateral prior to you becoming entitled to liquidate the collateral.
•Your disclosure states that the quality and amount of collateral is a key input to your determination of expected credit losses on your loan portfolio. Please explain, to what extent, if any, your policy is based on the guidance in ASC 326-20-50-6.

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•Tell us in specific detail how your CECL model considers forecasts of future economic conditions, and describe the specific assumptions used, and the different economic factors utilized in your model.
•Your disclosure on page 197 states that in certain circumstances, such as where there are asymmetric risk profiles that favor you, you will consider lending at LTV’s up to 100%. Please explain in more detail the situations where there would be asymmetric risk profiles that favor you, and how you ensure that the asymmetric risk profiles would not change depending on future events/economic conditions.
Galaxy advises the staff regarding the uncollateralized loans, liquidity of collateral, and collateral margins as follows:

•As of March 31, 2023, December 31, 2022 and December 31, 2021, Galaxy had 0, 4, and 13 of under- or un-collateralized digital asset loans with counterparties, representing receivable balances, net of allowance, of $0, $3.7 million and $54.2 million, respectively.

◦For each statement of financial position presented, no collateral posted by counterparties in association with digital assets loan receivable was considered illiquid. See below for the types of collateral held at each period end. All of the digital assets held as collateral had market capitalization of over $1 billion at the respective balance sheet dates.

•March 31, 2023: Bitcoin, Ether, and USD
•December 31, 2022: Bitcoin, Ether and USD
•December 31, 2021: Bitcoin, Ether, USDC, Solana, Polkadot, and USD

◦For each statement of financial position presented, except for the uncollateralized positions noted above, none of Galaxy's digital assets loan receivable had a collateral margin of less than 100%. As of March 31, 2023, December 31, 2022 and December 31, 2021, $5.0 million, $22.2 million and $4.0 million of outstanding loans were secured by collateral valued between 110% and 100% of the loan value (all loans of stablecoin). All other loans outstanding were secured by collateral valued at greater than 110%.

•The terms vary from contract to contract in regards to the time period in which a counterparty is able to respond to a request for additional collateral. However, the standard term is 18 hours to provide additional collateral as requested, and if / when that window lapses, the loan is deemed to be in default and Galaxy has the right to liquidate the associated collateral.

•Galaxy applies the practical expedient in ASC 326-20-35-6, and limits its expected credit loss to the amount of shortfall between the collateral held and the amortized cost of the loan receivable.

•As described above, a limited number of counterparties were approved in the past for relatively low or no collateral lending based on credit risk analysis conducted by Galaxy's credit risk team. These counterparties are institutions with long-term footprints in traditional finance, robust risk management processes, reputations to uphold and large balance sheets to cover their obligations under the contracts with Galaxy. Galaxy considers the risk profiles of these institutions to be materially different from those counterparties which are newer entities or those with a high concentration in the digital asset industry. Given the relatively low or no collateral nature of these loans, Galaxy is able to charge these counterparties higher interest rates than Galaxy otherwise would, or onboard the counterparty as a client to multiple Galaxy offerings. Additionally, similar to

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the majority of its other digital asset loans, Galaxy retains the ability to call the loan on demand, limiting its ultimate losses in an event of default.

87.    Please tell us whether you have any past due digital assets loan receivables at any statement of financial position date and your consideration for disclosing affirmatively the status of past due loans.
Galaxy advises the Staff that Galaxy did not have any past due digital asset loan receivables at any statement of financial position date. Galaxy has added an affirmative statement to footnote 10 of the consolidated financial statements on pages F-19, F-20, F-77 and F-78 to clarify this fact.
Exhibits and Financial Statement Schedules
Ex. 5.1 - Opinion of Davis Polk & Wardwell LLP regarding validity of Pubco Class A common stock, page II-3
88.    Please revise to provide an updated opinion of counsel that reflects only the transactions currently contemplated and being registered on this registration statement.
In response to the Staff’s comment, Galaxy has filed an updated opinion of counsel as exhibit 5.1.

*    *    *

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U.S. Securities and Exchange Commission
Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

cc:     Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
    Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Grant Block, Davidson & Company LLP
Carmen Newnham, Davidson & Company LLP
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon LLP
Eric Moncik, Blake, Cassels & Graydon LLP
Evan Straight, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

August 11, 2023	GLXY-49
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission
ANNEX I

[***]

August 11, 2023	GLXY-50
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX II

[***]

August 11, 2023	GLXY-51
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX III

[***]

August 11, 2023	GLXY-52
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX IV

[***]

August 11, 2023	GLXY-53
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX V

[***]

August 11, 2023	GLXY-54
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX VI

[***]

August 11, 2023	GLXY-55
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX VII

[***]

August 11, 2023	GLXY-56
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX VIII

[***]

August 11, 2023	GLXY-57
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX IX

[***]

August 11, 2023	GLXY-58
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX X

[***]

August 11, 2023	GLXY-59
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX XI

[***]

August 11, 2023	GLXY-60
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX XII

[***]

August 11, 2023	GLXY-61
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX XIII

[***]

August 11, 2023	GLXY-62
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX XIV

[***]

August 11, 2023	GLXY-63
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX XV

[***]

August 11, 2023	GLXY-64
Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.